SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Annual General Meeting

Extraordinary General Meeting

Manual for Shareholder's Participation

April 29th, 2013

PETROBRAS

Annual General Meeting Extraordinary General Meeting

	INDEX

Message from the CEO		2
Invitation		4
Call for Meeting		5
Information to Vote		7
Public Power of Attorney Request		8
Items to be discussed in the Ordinary General Meeting (OGM)
1.	The Management Report, Financial Statements and Fiscal Board’s Report of Fiscal Year of 2012	9
2.	Capital Budgeting for 2013	10
3.	2012 Financial Year Results Destination	11
	Appendix I - Distribution of Net Income - CVM Instruction Nº 481, 17th December 2009 (Appendix 9-1-II)	14
4.	Election of the Board members	19
	Appendix I – Information concerning the members nominated to the Board of Directors	20
5.	Election of the Chairman of the Board of Directors	26
6.	Election of members to the Fiscal Board and their respective substitutes	27
	Appendix I – Information about the members appointed for the Fiscal Board	28
7.	Establishment of the compensation of management and effective members of the Fiscal Board	31
	Appendix I - Information on item 13 of the “Formulário de Referência”, complying with section 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº. 481/09	32
Items to be discussed in the Extraordinary General Meeting (EGM)
1. Capital Stock Increase		52
	Appendix I – Capital Increase –
	CVM Instruction nº 481/09 (Appendix 14)	54
Management remarks about the company's financial status, in compliance with art. 9 of CVM instruction nº 481/09		56

Annual General Meeting Extraordinary General Meeting

MESSAGE FROM THE CEO

Dear Shareholders and Investors,

We have achieved in 2012 a net income of R$ 21 billion. This result, 36% below 2011 net income, is derived from the oil product imports growth at higher prices, the depreciation of the Real, which impacts both our financial results and operating costs, and the increase in non-recurring expenses such the write-off of dry wells. Contributing to the lower income was the daily production of oil in Brazil, which although within our target range according to PNG 2012-2016, was 1,980 kbpd, 2% lower than 2011.

In Downstream, the domestic production reached 1,997 kbpd, an increase of 5% over 2011. Improved operating efficiency (96% utilization factor) was responsible for the higher output, leading to record processing and reduced import needs. Natural gas consumption increased to 74.9 million m3/d, up 22% from the prior year, due to increased demand from thermoelectric power plants. Demand reached 89.4 million m3/d in the fourth quarter, as a result of record daily energy generation (5,883 MW on November 26), with domestic gas deliveries (49.6 million m3/d on October 11), reducing the need to import LNG and Bolivian gas.

Despite the adversities faced by Petrobras in 2012, I would like to reiterate my strong belief in the Company’s medium and long-term prospects. This Administration fully recognizes the difficulties and is working ceaselessly to overcome them. Following an extensive and detailed diagnosis of our operating problems, we defined priorities and implemented short and medium-term structuring initiatives to improve our financial and economic results. The Operating Cost Optimization Program (Procop), the Program to Increase the Operating Efficiency of the Campos Basin (Proef), the Divestment Program (Prodesin) and the Logistics Infrastructure Optimization Program (Infralog) are examples of these initiatives, which have built-in goals and indicators established by various working teams and approved by the Executive Board, and are currently being intensely monitored by top Management.

The positive results are already measurable. The Proef has already begun to reverse the sharp drop in the efficiency of the Campos Basin Operational Unit, which fell to as low as 67% in April of 2012 when the program was implemented, but improved to 78% in December; the Procop established 515 cost reduction initiatives that will generate savings of R$ 32 billion between 2013 and 2016; and Infralog will rationalize the port, airport, pipeline and terminal project portfolios in order to meet expected oil and oil products output and market demand by 2020.

These new processes are now part of our daily routine and dialogue. I would like to highlight the Executive Board meetings, which are now held twice weekly to focus on the physical and financial monitoring of the principal projects in our investment plan. We have also implemented a number of important structural and organizational changes throughout the Company during 2012, enhancing efficiency, while at the same time promoting needed administrative changes. We are fully aware that only the constant pursuit of efficiency will allow us to achieve permanent gains that will improve the Company’s long term profitability, which is this Administration’s primary objective.

Annual General Meeting Extraordinary General Meeting

In 2013, we can only expect to maintain the current level of oil production. This is because of the concentration of scheduled maintenance stoppages of platforms that is needed in the first half of the year. Eventually offsetting the impact of the maintenance will be six new platforms to begin operations in the Sapinhoá, Baúna and Piracaba, Lula Nordeste, Papa-Terra and Roncador fields. These will contribute to growing production in the second half of the year, with the surge of output expected to continue into 2014. We will maintain the pace of our investments, which are estimated at R$ 97.6 billion in 2013, mostly allocated to oil and gas exploration and production in Brazil.

I am determined, together with the Executive Board and its leadership, to consolidate a process of improving management. Guided by transparency and pragmatism, we will continue to devote all our knowledge and efforts to achieving the goals of our Business and Management Plan, thereby generating more value for our shareholders and investors.

Maria das Graças Silva Foster
CEO of Petrobras

Annual General Meeting Extraordinary General Meeting

INVITATION

Date: April 29, 2013

Time: 3PM

Address: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Ordinary General Meeting

I.	Management Report and Financial Statements with the Fiscal Board’s report, related to the year ended December 31, 2012;
II.	Capital budget related to year 2013;
III.	Distribution of the income of the year 2012;
IV.	Election of the Board of Directors’ members;
V.	Election of the Board of Directors’ President;
VI.	Election of the Fiscal Board’s members and their corresponding substitutes;
VII.	Establishment of the fees of directors and Fiscal Board’s official members.

Extraordinary General Meeting

I.	Increase in capital stock

Annual General Meeting Extraordinary General Meeting

Petróleo Brasileiro S.A. - PETROBRAS
Open Capital Company

CNPJ/MF no 33.000.167/0001-01

NIRE no 33300032061

CALL FOR MEETING

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company’s shareholders for the Ordinary and Extraordinary General Meetings to be held at April 29, 2013, at 03:00 pm, at the auditorium of the Headquarter Building at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), to discuss the following matters:

Ordinary General Meeting

I.	Management Report and Financial Statements, accompanied of opinion from the Fiscal Board, regarding the financial year ended as of December 31, 2012;
II.	Capital Budget, regarding the year of 2013;
III.	Destination of income for the year of 2012;
IV.	Election of the members of the Board of Directors;
V.	Election of the Chairman of the Board of Directors;
VI.	Election of the members of the Fiscal Board and their respective substitutes; and
VII.	Establishment of compensation of management and effective members in the Fiscal Board.

Extraordinary General Meeting

I. Increase of the Capital Stock by acquisition of part of the fiscal incentive reserve comprised in the year of 2012, in the amount of R$ 19 million, in compliance with article 35, paragraph 1, in Ordinance n°2.091/07 of the National Integratio n State Minister, increasing the capital stock from R$ 205,392 million to R$ 205.411 million, without changes to the number of common and preferred shares, as provided for in article 40, item III, in the Company’s Articles of Incorporation, and the subsequent amendment to the wording in article 4 in the aforementioned Articles of Incorporation.

The minimum percentage in the capital stock required for the request to adopt the cumulate voting for the election of the members in the Board of Directors in the General Meeting is of 5% (five percent) of voting capital, as provided for in the CVM Instruction n° 282, as of 6-26-1998. The option to request for the adoption of the cumulate voting procedure may be enforced as provided for in § 1 in article 141 in Act 6.404, as of 12-15-1976.

Shareholders holding preferred shares who are entitled to elect in the General Meeting, in a separate ballot, a representative for this class of shares for a member of the Board of Directors, will represent, at a minimum, 10% (ten percent) of the capital stock, besides to evidence the uninterrupted ownership of the equity interest as of January 29th, 2013.

The person attending the meeting must submit evidence of his condition of shareholder, as provided for in article 126 of Law 6.404, of Dec 15, 976. If If it is the intention of the shareholder to be represented in the meeting, he will have to comply with the requirements of paragraph 1, article 126 of said Law and the article 13 of Petrobras by-laws, upon submission of the following documents:

Annual General Meeting Extraordinary General Meeting

i)	Representative ID Card;
ii)	Power of Attorney with special powers granted by the grantor duly notarized at a Notary Office (original or certified copy);
iii)	Copy of the agreement/ articles of incorporation or regulation of the fund, if applicable;
iv)	Copy of the instrument of investiture or similar that confirms the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys-in-fact submit the aforementioned documents, at the latest two working days before the meeting, in room 1002 (Shareholder Assistance) in the company’s headquarters. For those submitting the documentation on the day of the Meetings, the Company informs that it will be available to receive the documentation starting at 11 am, at the meetings venue.

The exercise of the right to vote in the event of loan of shares will be entitled to the borrower, except if otherwise provided in the agreement entered by the parties.

Furthermore, shareholders may also choose to vote in the matters contained in this Notice upon the use of public request of a power of attorney, pursuant to CVM Instruction 481, as of December 17th, 2009.

The acceptance of electronic powers of attorney shall be done by means of the Online Meetings platform, at the web address www.assembleiasonline.com.br. To this and for such purpose, it is necessary that shareholders register in this platform.

It will be at the shareholders’ disposal, as of March 26th, in room 1002 (Shareholder's Support Service) at the Company’s Headquarter, and at the Company's web site (http://www.petrobras.com.br/ri) and at the Securities Commission’s web site (http://www.cvm.gov.br), all the relevant documentation regarding the matters to be resolved in these Ordinary and Extraordinary General Meetings as provided for in article 133, in Act 6.404, as of 12-15-1976 and in CVM Instruction 481, as of December 17th , 2009.

Rio de Janeiro, March 15th, 2013.

Guido Mantega
Chairman of the Board of Directors

Annual General Meeting Extraordinary General Meeting

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at ‘Assembleias Online’, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, ‘Assembleias Online’ has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 th 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between April 11th and April 28th, 2013. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

This proxy is valid only for the Annual General Meeting / Extraordinary Meeting to be held on April 29 th, 2013.

Annual General Meeting Extraordinary General Meeting

Ordinary and Extraordinary General Meeting

Public Power of Attorney Request

Rio de Janeiro, March 26th, 2013, Petróleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Ordinary and Extraordinary General Meeting, to be held on April 29th, 2013, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between April 11th and April 28th, 2013.

The electronic participation at the Ordinary and Extraordinary General Meetings is not available for the ADR’s holders.

Please refer to the information on how to vote through the Assembleias Online system on the Investor Relations website via Financial Results and Disclosures and Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

THE MANAGEMENT REPORT, FINANCIAL STATEMENTS AND
FISCAL BOARD’S REPORT OF FISCAL YEAR OF 2012

Dear Shareholders,

The Management Report, Financial Statements and Fiscal Board’s Report of fiscal year of 2012 is available in Petrobras website:

http://www.investidorpetrobras.com.br/en/financial-results/4q12.htm

Rio de Janeiro, March 26th , 2013.

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

CAPITAL BUDGETING FOR 2013

Dear Shareholders,

The capital budgeting for 2013 includes total investments of BRL 66,920,847,184.00 (sixty six billion, nine hundred twenty million, eight hundred forty seven thousand, one hundred eighty four Reais), out of which BRL 66,873,547,184.00 (sixty six billion, eight hundred seventy three million, five hundred forty seven thousand, one hundred eighty four Reais) of Direct Investments and BRL 47,300,000.00 (forty seven million, three hundred thousand Reais) of Financial Investments (capital disbursement for other companies).

These investments will consist of BRL 15,780,761,621.00 (fifteen billion, seven hundred and eighty million, seven hundred sixty one thousand, six hundred and twenty one Reais) from third-party funds and BRL 51,140,085,563.00 (fifty one billion, one hundred forty million, eighty five thousand, five hundred sixty three Reais) of the Company’s own funds, mainly coming from its operating income.

Out of the Company’s own funds considered in the schedule, BRL 51,092,785,563.00 (fifty one billion, ninety two million, seven hundred eighty five thousand, five hundred sixty three Reais) are earmarked for Direct Investments and BRL 47,300,000.00 (forty seven million, three hundred thousand Reais) for Financial Investments (capital disbursement for other companies). Relating to third-party funds, the amount of BRL 15,780,761,621.00 (fifteen billion, seven hundred and eighty million, seven hundred sixty one thousand, six hundred and twenty one Reais) are earmarked for Direct Investments.

From the total investments, 60.06% are earmarked for the Exploration & Production, 30.45% for the Downstream, 7.32% for the Gas & Energy and 2.17 % for other business segment.

Therefore, based on Article 196, Act no. 6.404, dated December 15th, 1976 (amended by Act no. 9.457, dated May 5th , 1997), ratified by Act no. 10.303/2001, the Board of Directors of PETROBRAS is proposing to this Annual Shareholders' Meeting, with favorable opinion of the Fiscal Committee, the approval of the Capital Budgeting for 2013, amounting to BRL 66,920,847,184.00 (sixty six billion, nine hundred twenty million, eight hundred forty seven thousand, one hundred eighty four Reais)

Rio de Janeiro, March 26th, 2013.

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

2012 FINANCIAL YEAR RESULTS DESTINATION

Dear Shareholders,

Petrobras accounts statement regarding the financial year, which ended on the 31st December 2012, shows a net profit of R$ 20,894,905,121.60 (twenty billion, eight hundred ninety four million, nine hundred and five thousand, one hundred twenty one and sixty cents, Brazilian Real) including the provisioning of results and profits to be distributed by the employees, of R$ 815,494,000.00 (eight hundred and fifteen million and four hundred and ninety four thousand Brazilian Real), in accordance with the provisions of the law.

According to the Law No. 6,404/76, changed by Laws 9,457, of 05.05.1997, and 10,303, of 10.31.2001, and to the Company's bylaws, the Board - with the favorable opinion of the Fiscal Board - herein proposes that the above mentioned profit - following the adjustments foreseen in section 202 of the Law No. 6,404/76 - is aimed, as follows: R$ 8,875,914,523.23 (eight billion, eight hundred and seventy five million, nine hundred and fourteen thousand, five hundred twenty three and twenty three cents, Brazilian Real) for the payment of dividends to the shareholders, corresponding to 44.73% of the basic profit for the purpose of dividend to R$ 0.47 (forty seven cents) per ordinary and R$ 0.96 (ninety six cents) per preferred share, considering the number of shares at shareholding position date considered for distribution.

This dividend is being proposed as interest on own capital, subject to the withholding of income tax withheld at source of fifteen percent (15%), except for exempt shareholders. The following aspects were taken into consideration for making this proposal:

a)

As provided for in Article 8 of the Articles of Association of Petrobras, the dividends payable on common and preferred shares may not be less than 25% (twenty five percent) of the adjusted net income. In 2012, the amount distributed as dividends on common and preferred shares represents 44.73% of the basic income

b)

Section 5, paragraph 2 of Articles of Association of Petrobras foresees priority on receiving dividend given to preferred share at a minimum of 5% (five per cent) calculated over the installment of capital represented by this kind of share or 3% (three per cent) of the amount corresponding to the net asset value of the share. In 2012, this criteria of 3% of the amount corresponding to the net asset value of the share which corresponds to R$ 0.82 (eighty two cents of Brazilian Real) per share. However, considering that the dividend is in the form of interest on capital and therefore includes compensation for withholding tax, the proposed value of this General Meeting is $ 0.96 (ninety six cents) per preferred share.

Annual General Meeting Extraordinary General Meeting

c)

In 2012, dividends equivalent to R$ 0.40 (forty cents) per share will be allocated to the common shares However, considering that the dividend is in the form of interest on shareholders’ capital and therefore includes compensation for withholding tax, the value proposed to this Meeting is R$ 0.47 (forty-seven cents) per common share.

Then, proposed dividends will be distributed as follows:

  R$ 2,608,899,386.00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the 05.31.2012 and equivalent to R$ 0.20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the 05.11.2012, approved by the Board on the 04.27.2012.

  R$ 6,267,015,137.23 (six billion, two hundred sixty seven million, fifteen thousand, one hundred and thirty seven Reais and twenty three cents), equivalent to R$ 0.27 (twenty seven cents) per common share and R$ 0.76 (seventy six cents) per preferred share, both as interest on own capital, based on the share position on the date of this Annual Shareholders’ Meeting, to be paid in two installments, the first one on 05.29.2013, and the second one on 08.30.2013, having the respective amount adjusted for inflation, as of December 31, 2012 until the start date of payment, in accordance with the variation of Selic rate.

The parcel of interest on own capital paid distributed on 2012 will be deducted of proposed dividends for this fiscal year, adjusted by Selic rate since the payment date until 12/31/2012.

Moreover, to face the investment foreseen to 2013, and in accordance with the annual investment program of the Company, the Board is proposing to keep net assets in profit retention reserve of R$ 9,939,101,192.04 (nine billion, nine hundred and thirty nine million, one hundred and one thousand, one hundred and ninety two and four cents of Brazilian Real), of which R$ 9,928,516,150.57 (nine billion, nine hundred and twenty eight million, five hundred and sixteen thousand, one hundred and fifty and fifty seven cents of Brazilian Real) from the financial year profit and R$ 10,585,041.47 (ten million, five hundred and eighty five thousand, forty one and forty seven cents of Brazilian Real) remaining from accumulated profit.

Following the favorable opinion of the Fiscal Board, the Board herein proposes to the shareholders that the destination of the net profit of the financial year is, as follows R$ 12,018,990,598.37 (twelve billion, eighteen million, nine hundred and ninety thousand, five hundred ninety eight and thirty seven cents of Brazilian Real) for reserves, of which R$ 9,928,516,150.57 (nine billion, nine hundred and twenty eight million, five hundred and sixteen thousand, one hundred and fifty and fifty seven cents of Brazilian Real) for profit retention reserve and R$ 1,044,745,256.08 (one billion, forty four million, seven hundred forty five thousand, two hundred and fifty six and eight cents of Brazilian Real) for legal reserve, R$ 1,026,960,683.61 (one billion, twenty six million, nine hundred and sixty thousand, six hundred and eighty three and sixty one cents of Brazilian Real) to statutory reserve and R$ 18,768,508.11 (eighteen million, seven hundred and sixty eight thousand, five hundred and eight Reais and eleven cents of Brazilian Real) in tax incentive reserve, besides R$ 8,875,914,523.23 (eight billion, eight hundred and seventy five million, nine hundred and fourteen thousand, five hundred twenty three and twenty three cents, Brazilian Real) to be distributed to the shareholders, relating to dividends.

Annual General Meeting Extraordinary General Meeting

The Board also proposes the approval of the dividend installment - under interest on own capital - of R$ 0.47 (forty seven cents of Brazilian Real) per common share and R$ 0.96 (ninety six cents of Brazilian Real) per preferred share, following the Company's by-laws.

Rio de Janeiro, March 26th, 2013.

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

APPENDIX I

DISTRIBUTION OF NET INCOME

CVM INSTRUCTION No 481, 17th December 2009

(APPENDIX 9-1-II)

1 – Inform the net income for the period.

R - R$ 20,894,905,121.60

2 – Inform the global amount and the amount per share of the dividends, including anticipated dividends and interests on own capital already stated

Date of the Equity Position		Number of Shares		Benefit amount per share		Amount in Brazilian Real
	Common	Preferred	Total		Common	Preferred	Total
05.11.2012	7,442,454,142	5,602,042,788	13,044,496,930	0.2	1,488,490,828.40	1,120,408,557.60	2,608,899,386.00
Date of the OGM (*)	7,442,454,142	-	7,442,454,142	0.27	2,009,462,618.34	-	2,009,462,618.34
Date of the OGM (*)	-	5,602,042,788	5,602,042,788	0.76	-	4,257,552,518.89	4,257,552,518.89
					3,497,953,446.74	5,377,961,076.49	8,875,914,523.23

(*) OGM – Ordinary General Meeting

3 – Inform the percentage of net income for the period to be distributed

Amounts in R$
(a) Basic income in order to calculate the dividend	19,841,976,398.88
(b) Proposed dividends	8.875.914.523,23

Percentage of basic income for the period (b) / (a)	44.73%

4 – Inform the global amount and value per share of the dividends distributed based on income of previous years:

R – Not applicable

5 – Inform, after deduction of the anticipated dividends and the interests on own capital already stated:

a. The gross amount of dividends and interests on own capital, separately, per type and class of shares

Annual General Meeting Extraordinary General Meeting

		Amounts in R$
Description	Type and Class of Shares
	ON	PN	TOTAL
Proposed dividends	3,498,953,446.74	5,377,961,076.49	8,875,914,523.23
Interests on own capital paid in advance	(1,488,490,828.40)	(1,120,408,557.60)	(2,608,899,386.00)
Adjustment of interests on own capital paid in advance	(64,749,351.04)	(48,737,772.26)	113,487,123.30
Balance of proposed dividends	1,944,713,267.30	4,208,814,746.63	6,153,528,013.93

b. The form and deadline for payment of dividends and interests on own capital

R – The payment of final portion of dividends, in the form of interests on own capital, will be available in two installments, the first on 05.29.2013 and the second on 08.30.2013.

c. Possible incurrence of inflation adjustment and interest on the dividends and interests on own capital

R – The portion of dividends (as interests on own capital) distributed in advance in 2012 will be deducted from the proposed dividends for this period, adjusted by SELIC rate from the date of payment until December 31st, 2012.

The final portion of dividends (as interests on own capital) will be adjusted for inflation, from December 31st, 2012 to the initial date of payment, according to the variation of SELIC rate.

d. Statement date for payment of dividends and interests on own capital, considered for the identification of the shareholders entitled to receive them

Date of the equity position	Date of Payment	Amount
05.11.2012	05.31.2012	2,608,899,386.00
Date of the OGM (*)	05.29.2013 and 08.30.2013	6,267,015,137.23
		8,875,914,523.23

(*) OGM – Ordinary General Meeting

6 – If there have been statements of dividends and interests on own capital based on income calculated on mid-term balance sheets, or drawn up in shorter periods:

a. Inform the amount of dividends and interests on own capital which have already been stated

b. Inform the date of the respective payments

The Company paid on 05.31.2012.

Annual General Meeting Extraordinary General Meeting

7 – Provide a comparative table indicating the following values per shares for each type and class:

a. Financial year net income and the one regarding the three (3) previous years

	Period
	2012	2011	2010	2009
Income per share - ON	1.6	2.54	3.55	3.42
Income per share - PN	1.6	2.54	3.55	3.42

b. Dividend and interest on own capital distributed on the 3 (three) previous financial years

	Period
	2012	2011	2010	2009
Dividends and interests on own capital per share ON *	0,47000	0,92000	1,03000	0,95000
Dividends and interest own on capital per share PN *	0,96000	0,92000	1,03000	0,95000

* Considering the number of shares of the date of the equity position used for distribution.

8 – If there is allocation of income to legal reserve

a. Identify the amount to be allocated to legal reserve

R - R$ 1,044,745,256.08

b. Detail the legal reserve calculation method

Legal Reserve Calculation
Net income for the period	20,894,905,121.60
Percentage	5%
Allocated retained earnings in 2012	1,044,745,256.08

9 – If the Company has preferred shares which entitle its holders to fixed or minimum dividends

a. Describe the calculation formula for fixed or minimum dividends

Petrobras By-laws, section 5, paragraph 2, sets forth the priority on receiving dividends attributed to preferred share at a minimum of 5% (five per cent) calculated over the capital share represented by the preferred share or of 3% (three per cent) of the net asset value, the higher prevails.

Annual General Meeting Extraordinary General Meeting

b. State whether the profit of the fiscal year is sufficient for full payment of fixed or minimum dividends

R – Yes.

c. Identify if any unpaid portion is cumulative

R – Not applicable

d. Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares

R- R$ 5,377,961,076.49

e. Identify the fixed or minimum dividends to be paid to each class of preferred share.

R – R$ 0.96 per share

10 – In relation to the mandatory dividend

a. Describe the calculation method set forth in the of Petrobras’ By-Laws

R - Each financial year, shareholders shall be entitled to dividends and/or equity interests, which shall not be less than 25% (twenty five per cent) of the adjusted net income, following the provisions set forth in Article 8 of of the By-Laws, apportioned by the shares into which the company's capital is divided.

b. Inform whether it is being paid in full

R – Yes..

c – Inform the amount eventually withheld

R- Not applicable

11 – If there is withholding of the mandatory dividend due to the Company's financial condition

R- Not applicable

12 – If there is allocation of income for the contingencies reserve

R- Not applicable

Annual General Meeting Extraordinary General Meeting

13 – If there is allocation of income for reserve of realizable profits reserve

R- Not applicable

14 – If there is allocation of income for statutory reserves

a. Describe statutory provisions foreseeing the reserve

Following the article 55 of the By-Laws, Petrobras shall allocate, from the net income on the Annual Balance Sheet, the portion of 0.5% (zero point five percent) on the paid in capital, in order to create the special reserve, allocated to finance the research and technical development programs of the Company.

b. Identify the amount allocated to the reserve

R - R$ 1,026,960,683.61

c. Describe how the amount was calculated

Calculation of the statutory reserve
Capital Stock	205,392,136,722.39
Percentage	0.5%
Allocated Amount in 2012	1,026,960,683.61

15 – If there is withholding of income provided for in the capital budget

a. Identify the withheld amount

R – R$ 9,939,101,192.04

b. Provide a copy of the capital budget

R – The capital budget is available on iten 2 of Presentation to Shareholders

16 – If there is allocation of income for the tax incentive reserve

a. Inform the amount allocated to the reserve

R – R$ 18,768,508.11

b. Explain the nature of the allocation

R – Income Tax Incentives (SUDENE and SUDAM) upon deposits for reinvestments upon depreciation of fixed assets.

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM IV

ELECTION OF THE BOARD MEMBERS

Dear shareholders,

The election of the Board Members, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting.

Considering the above mentioned election, the controlling shareholder indicates the names as follows: Guido Mantega, Maria das Graças Silva Foster, Luciano Galvão Coutinho, Francisco Roberto de Albuquerque, Márcio Pereira Zimmermann, Sergio Franklin Quintella and Miriam Aparecida Belchior.

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Board of Directors, by means of public proxy solicitation. The information on eventual candidates is made available through the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,6 to 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 26th, 2013.

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

APPENDIX I

Information concerning the members nominated to the Board of Directors

Names Indicated by the Controlling Shareholder

Name	Age	Board
TIF	Job	Job Position to be taken
GUIDO MANTEGA	63	Member of the Board of Directors only
676.840.768-68	Economist	Chairman
MARIA DAS GRAÇAS SILVA		Member of the Board of Directors and of the
FOSTER	59	Executive Board
694.772.727-87	Engineer	Board of Directors (effective)
LUCIANO GALVAO COUTINHO	66	Member of the Board of Directors only
636.831.808-20	Economist	Board of Directors (effective)
FRANCISCO ROBERTO DE ALBUQUERQUE	75	Member of the Board of Directors only
351.786.808-63	Military	Board of Directors (effective)
MARCIO PEREIRA ZIMMERMANN	56	Member of the Board of Directors only
262.465.030-04	Engineer	Board of Directors (effective)
SERGIO FRANKLIN QUINTELLA	77	Member of the Board of Directors only
003.212.497-04	Engineer	Board of Directors (effective)
MIRIAM APARECIDA BELCHIOR	55	Member of the Board of Directors only
056.024.938-16	Engineer	Board of Directors (effective)

GUIDO MANTEGA - Mr. Mantega has been our Chairman of the board of directors since March 19, 2010 after being a member of this board since April 3, 2006. He is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. Mr. Mantega was appointed a member of the Remuneration and Succession Committee of our board of directors on October 15, 2007.

Mr. Mantega has been Brazil’s Minister of Finance since March 28, 2006, and also a member of the Conselho de Desenvolvimento Econômico e Social—CDES (Economic and Social Development Council), an advisory body to the Brazilian federal government. He served as chairperson of the Group of 20 Finance Ministers and Central Bank Governors (G-20) in 2008. Mr. Mantega has also held the posts of Brazil’s Minister of Planning, Budget and Management and of president of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank).

He received a bachelor’s degree in economics from the Escola de Economia, Administração e Contabilidade—FEA (School of Economy, Administration and Accounting) at the Universidade de São Paulo—USP (University of São Paulo) in 1971, and a Ph.D. in development sociology from the Faculdade de Filosofia, Letras e Ciências Humanas—FFLCH (School of Philosophy, Literature and Human Sciences) at USP, and completed specialized studies at the Institute of Development Studies—IDS at the University of Sussex, England in 1977.

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MARIA DAS GRAÇAS SILVA FOSTER - Holds since February 13, 2012, the positions of Member of Board of Directors and CEO of Petróleo Brasileiro S.A. - Petrobras. She is a member of the Boards of Directors of Petrobras Distribuidora – BR and Petrobras Biocombustível S.A. - PBIO. She is the President of the Board of Directors of Petrobras Transporte S.A. - Transpetro and Petrobras Gás S.A. - Gaspetro. She is the President of the Board of Directors of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP. On July 23, 2012, she was appointed by the Board of Directors of Petrobras to also hold the position of Officer of Petrobras' International Area, cumulatively with the position of CEO of the Company.

From September 2007 to February 2012, she was the Director of the Business Area of Gas and Energy of Petrobras and, from May 2006 to September 2007, she held the position of President of Petrobras Distribuidora S.A., having accumulated this position with that of Financial Officer of the Company. Previously, she was the CEO of Petrobras Química S.A. -Petroquisa, which position she assumed in September 2005 having accumulated, in this period, the Board of Investors Relations of the same Company. Simultaneously, she held the position of Executive Manager of Petrochemicals and Fertilizers, linked to the Supply Board of Petrobras.

Maria das Graças Silva Foster held the position of Secretary of Petroleum, Natural Gas and Renewable Fuels of the Ministry of Mines and Energy from January 2003 to September 2005. During this period, she also held, through Presidential Decrees, the positions of Interministerial Coordinator of the Program of the Federal Government of Production and Use of Biodiesel and Executive National Secretary of the Federal Government Program of Mobilization of the National Oil Industry - Promimp. Previously, she held management positions in the Business Unit of Natural Gas and the Research & Development Center Leopoldo Miguez de Mello (Cenpes), Petrobras and Transportadora Brasileira do Gasoduto Bolívia-Brasil (TBG).

She was the President of Petrobras Gás S.A. - Gaspetro and the Boards of Directors of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. - TBG and Transportadora Associada de Gás S.A. - TAG and member of the Boards of Directors of Petrobras Transporte S.A. -Transpetro, Petrobras Biocombustível S.A. - PBIO and Instituto Brasileiro de Petróleo, Gás e Biocombustíveis - IBP. She was the President of the Board of Directors of Liquigás Distribuidora S.A. and member of the Boards of Directors of Braskem S.A., Petroquímica União S.A. and Rio Polímeros S.A.

In March 2013, she was honored as one of the Top 10 Managers of Companies in Brazil, promoted by Egon Zehnder and the newspaper Valor Econômico.

Annual General Meeting Extraordinary General Meeting

In December 2012, she received the Engineer of the Year medal of Minas Gerais Society of Engineers and the titles of Person of the Year 2012 - ABIMAQ Award, and Entrepreneur of the Year 2012 - Annual Award of IstoÉ Dinheiro Magazine (Publishing Três), granted to prominent entrepreneurs. Also in 2012, she was elected by Fortune magazine as one of most powerful women in the business world, occupying first place in the global ranking of executives that work outside the United States. In the same year, she also appeared in two other major rankings: the one of Forbes magazine as the 20th most powerful woman in the world and Time magazine as one of the 100 most influential people in the world. In November 2012 she received the Pedro Ernesto Medal for Merit, from the Municipality House of Representatives of Rio de Janeiro, and the Medal "Legislature Merit" in Municipality House of Representatives of Brasilia/DF and in April 2012, the Medal of Conspiracy (Great Medal), the most important award of the Government of the State of Minas Gerais granted to personalities who distinguished for their contributions to the cultural, economic and social development of the State of Minas Gerais and Brazil.

In 2011, she was honored, as proposed by the Council of the Order of Naval Merit to the Presidency of the Republic, with the Degree of Commander of the Supplemental Table of the Order of Naval Merit, and was among the 15 top managers in Brazil according to the ranking organized by newspaper Valor Econômico in partnership with the company for selection of executives Egon Zehnder. In the same year, she attended the event "Women at the Top", organized by Financial Times, which met in China, executives who have stood out in their business areas in different parts of the world.

In 2010, Maria das Graças Silva Foster was included in two important international rankings as one of the 10 most powerful executives in Latin America by America Economia magazine, and as one of the 50 women rising in the business worldwide, according to newspaper Financial Times.

In April 2009, she received Tiradentes Medal, the most important award offered by the Legislature of the State of Rio de Janeiro - Alerj, in recognition of her contribution to the development of the country and the State of Rio de Janeiro, as a professional of Petrobras.

In 2008 she received the title of "Finance Executive of the Year 2008" and the trophy "Equilibrista", of the Brazilian Institute of Finance Executives (IBEF/RJ) and was also honored with the award "Mulher de Negócios 2008", of Cláudia magazine, Brazilian publication dedicated to the female public.

In 2007, she was awarded the Degree of Commander of the Order of Rio Branco from the Ministry of Foreign Affairs of Brazil.

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For 32 years she has belonged to the staff of Petrobras. She majored in Chemical Engineering at Universidade Federal Fluminense and has a Master Degree in Chemical Engineering and Specialization in Nuclear Engineering at Universidade Federal do Rio de Janeiro (COPPE/UFRJ) and an MBA in Economics at Getulio Vargas Foundation in Rio de Janeiro.

LUCIANO GALVAO COUTINHO - Mr. Coutinho has been a member of our board of directors since April 4, 2008, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been the President of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) since April 27, 2007. In addition, Mr. Coutinho is a member of the board of directors of Vale S.A., a member of the Curator Committee for the Fundação Nacional da Qualidade—FNQ (Brazilian Quality Foundation), member of the Conselho Nacional de Desenvolvimento Industrial – CNDI (National Council for Industrial Development) and the BNDES representative at the Fundo Nacional de Desenvolvimento Científico e Tecnológico—FNDCT (Brazilian Fund for Scientific and Technological Development).

Mr. Coutinho has a Ph.D. in economics from Cornell University, a master’s degree in economics from the Instituto de Pesquisas Econômicas—Fipe (Institute of Economic Research) at the Universidade de São Paulo—USP (University of São Paulo), and a bachelor’s degree in economics from USP.

FRANCISCO ROBERTO DE ALBUQUERQUE - Mr. de Albuquerque has been a member of our board of directors since April 2, 2007, and he is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee and the Remuneration and Succession Committee of our board of directors since April 13, 2007, and October 15, 2007, respectively.

He earned a bachelor’s degree in military sciences from the Academia Militar das Agulhas Negras—AMAN (Agulhas Negras Military Academy) in Resende, in the State of Rio de Janeiro, in 1958, and in economics from the Faculdade de São Paulo (São Paulo College) at Fundação Álvares Penteado (Álvares Penteado Foundation) in 1968. He has a master’s degree in military sciences from the Escola de Aperfeiçoamento de Oficiais—EsAO (Advanced Military School) in 1969, and a Ph.D. in military sciences from the Escola de Comando e Estado-Maior do Exército—ECEME (Military Officer Training School) in Rio de Janeiro in 1977.

MARCIO PEREIRA ZIMMERMANN - Mr. Zimmermann has been a member of our board of directors and is also a member of the board of directors of Petrobras Distribuidora S.A. – BR since March 22, 2010. He has been the President of the Remuneration and Succession Committee of our board of directors since April 29, 2010. Mr. Zimmermann is currently the Executive Secretary (Deputy Minister) of the MME, where he previously served as Minister, Executive Secretary and Secretary for Energy Planning and Development.

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Mr. Zimmermann is also the Chairman of the board of directors of Centrais Elétricas Brasileiras—Eletrobrás, where he previously served as the Engineering Executive Officer, and was the Chairman of the board of directors of Furnas Centrais Elétricas S.A. He has been a member of the CNPE since February 2009. He was also the Energy Production and Commercialization Executive Officer and Technical Executive Officer of Eletrosul Centrais Elétricas S.A., and the Research and Development Executive Officer of Centro de Pesquisas de Energia Elétrica—CEPEL (Electrical Energy Research Center).

Mr. Zimmermann holds a bachelor’s degree in electric engineering from the Pontifícia Universidade Católica do Rio Grande do Sul – PUC-RS (Pontifical Catholic University of Rio Grande do Sul), a post-graduate degree in power systems engineering from the Universidade Federal de Itajubá and a master’s degree in electrical engineering from the Pontifícia Universidade Católica do Rio de Janeiro – PUC-Rio (Pontifical Catholic University of Rio de Janeiro).

SERGIO FRANKLIN QUINTELLA - Mr. Quintella has been a member of our board of directors since April 8, 2009, and is also a member of the board of directors of Petrobras Distribuidora S.A.—BR. He has been a member of the Audit Committee of our board of directors since November 13, 2009 and was appointed its president on November 11, 2011. He is vice president of Fundação Getúlio Vargas—FGV. He was member of the board of directors of the Banco Nacional de Desenvolvimento Econômico e Social—BNDES (Brazilian Development Bank) from 1975 to 1980, member of the National Monetary Council from 1985 to 1990, and president of the Tribunal de Contas (Court of Auditors) of the State of Rio de Janeiro from 1993 to 2005, and member of the board of directors of Tele Norte Leste Participações S.A. and of BSM Engenharia S.A.

Mr. Quintella holds a degree in civil engineering from the Pontifícia Universidade Católica do Rio de Janeiro—PUC-Rio (Pontifical Catholic University of Rio de Janeiro) in economic engineering from the Escola Nacional de Engenharia (National Engineering School) and in economics from the Faculdade de Economia do Rio de Janeiro (College of Economics of Rio de Janeiro). He also holds a master’s degree in business from IPSOA Institute, in Turin, Italy and graduated from the Advanced Management Program at Harvard Business School. Mr. Quintella is currently a member of the council of PUC-Rio.

MIRIAM APARECIDA BELCHIOR - Is a member of the Board of Directors of Petrobras since July 22, 2011, and also a member of the Board of Directors of Petrobras Distribuidora S.A. -BR and the Board of Directors of the Economic and Social Development Bank (BNDES).

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Besides, she was appointed as a member of the Environment Committee of the Board of Petrobras on December 22, 2011. She is the Minister of State for Planning, Budget and Management, a position she has held since January 1, 2011. Before that, since 2004, she assumed the Sub-headship of Articulation and Monitoring of Civil House of the Presidency of the Republic, responsible for articulating the government action and monitoring strategic projects, and has coordinated since 2007, the Growth Acceleration Program. From 1997 to 2002 she was the secretary of Administration and Administrative Modernization and later secretary of Social Inclusion and Housing of the Municipality Government of Santo André. She was also a director of Eletrobras from 2005 to 2010.

Miriam Belchior was a teacher at University of São Marcos from 1999 to 2002 and the Foundation for Research and Development of Administration, Accounting and Economics (FUNDACE), from 2001 to 2008. She is an engineer and has a master degree in Public Administration and Government by the School of Business Administration of São Paulo of Getulio Vargas Foundation.

The names indicated above:

  Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

  They do not have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

  They possess the following relation of subordination with the Company’s related parties.

Identification Job/Position	TIF/CNPJ	Relationship between the board member and the related person	Related Person Type

Issuer Director
LUCIANO GALVAO
COUTINHO	636.831.808-20	Subordinator	Creditor
Board of Directors
Related person
BNDES	33.657.248/0001-89
Chairman
Obs
BNDES has financial lines
with Petrobras

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM V

ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of the Board of Directors, according to what has been established in the Company’s Bylaws, will be approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates Mr. Guido Mantega as Chairman of the Board of Directors.

Rio de Janeiro, March 26th, 2013

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM VI

ELECTION OF MEMBERS TO THE FISCAL BOARD AND THEIR
RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of members to the fiscal board and their respective substitutes, according to what has been established in the Company’s Bylaws, will approved in the course of the Ordinary General Meeting.

The controlling shareholder nominates the following names to compose the Audit Committee and respective substitutes: Paulo José dos Reis Souza (substitute: Marcus Pereira Aucélio); Marisete Fátima Dadald Pereira (substitute: Ricardo de Paula Monteiro); Cesar Acosta Rech (substitute: Edison Freitas de Oliveira).

As provided for in CVM Instruction under no. 481/2009, there might be nomination of candidates for filling the positions of non-controlling shareholders in the Company’s Fiscal Council, by means of public proxy solicitation. The information on eventual candidates is made available through the Assembleias Online platform, using the following url: www.assembleiasonline.com.br.

Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,6 through 12,10 of the Reference Form (Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 26th, 2013

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

APPENDIX I

Information about the members appointed for the Fiscal Board

Name	Age	Administration Office
CPF	Occupation	Elective office to be held
CESAR ACOSTA RECH	45	Fiscal Board
579.471.710-68	Economist	Permanent T.A.
EDISON FREITAS DE OLIVEIRA	75	Fiscal Board
003.143.238-72	Administrator	Alternate T.A
PAULO JOSÉ DOS REIS SOUZA	50	Fiscal Board
494.424.306-53	Administrator	Permanent T.A.
MARCUS PEREIRA AUCÉLIO	46	Fiscal Board
393.486.601-87	Engineer	Alternate T.A
MARISETE FÁTIMA DADALD PEREIRA	57	Fiscal Board
409.905.160-91	Accountant	Permanent T.A.
RICARDO DE PAULA MONTEIRO	67	Fiscal Board
117.579.576-34	Economist	Alternate T.A

CESAR ACOSTA RECH – Has been a permanent member of Petrobras’ Fiscal Board since 2008. He has a degree in economics by the Federal University of Rio Grande do Sul. Director of Department of Development Secretariat and Investment Promotion of Rio Grande do Sul from January 2013. In 2003 and 2004 held the title of Director of the Small and Medium-Sized Companies at the Ministry of Development, Industry and Foreign Trade – MDIC. He was the Administration and Finance Director of the Support Service to Micro and Small Companies –SEBRAE/National in the years 2005 and 2006. Fiscal Council at the National Bank for Economic and Social Development – BNDES for the period 2007/2008. From 2007 to 2012 hold the office of Institutional Relations Manager at the Brazilian Trade and Investment Promotion Agency - Apex-Brasil.

EDISON FREITAS DE OLIVEIRA – Has been an alternate member of Petrobras’ Fiscal Board since 2002. Currently, he holds the commissioned office of Special Internal Control Advisor of the Ministry of Mines and Energy. He has been secretary of Banco do Brasil Office and head of the Brazilian Central Bank president's Office for 17 years.

PAULO JOSÉ DOS REIS SOUZA - He has been a permanent member of Petrobras Fiscal Board since March 2012. He is currently holding the office of Program Director of the National Treasury Department since October 2011. In addition to this position, he served from 2003 to 2011, as the General Coordinator for the General Coordination of National Treasury Financial Planning. He holds a bachelor degree in Business Administration from Faculdade de Ciências Gerenciais da União de Negócios e Administração – UNA – Belo Horizonte/MG, and has also completed a post-graduation program in Public Policies and Governmental Management at

Fundação Escola Nacional de Administração Pública – ENAP – Brasília/DF and, in Public Sector Economics at Fundação Getúlio Vargas – FGV – Brasília – DF. Paulo Souza has served or is currently serving as a member of the fiscal councils at the following companies: Infraero S/A (Airport Infrastructure), SERPRO (Technology and Information System), Eletropaulo S/A (Electrical Power Distributor); Petrobras Distribuidora S/A (Fuel Distributor), INB - Indústrias Nucleares do Brasil S/A (Nuclear Fuel Production), and Banco do Brasil S.A.

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MARCUS PEREIRA AUCÉLIO - Has been an alternate member of Petrobras’ Fiscal Board since 2012. He is currently the under-secretary of Fiscal Policy of the National Treasury Department, a title he has held since January 2007. From 2002 to 2006, he held the office of general coordinator of the Funds and Tax Operations Management General Coordination. He has a degree in Forest Engineering by the Universidade of Brasília, having completed his Executive MBA in Finance by the Brazilian Capital Market Institute and his graduate studies in Public Sector Economics by Fundação Getúlio Vargas - FGV. Marcus Aucélio has been a member in the Boards of the following companies: Banespa S.A. (Fiscal Board), Banco do Brasil S.A. (Fiscal Board), Caixa de Consórcios (Fiscal Board), Centrais Elétricas Brasileiras S.A. - Eletrobrás (board of directors) and Vale S.A. (Fiscal Board).

MARISETE FÁTIMA DADALD PEREIRA - Has been a permanent member of Petrobras’ Fiscal Board since 2011. Accountant, graduated by the University Vale do Rio dos Sinos - Sao Leopoldo - RS Has post-graduation studies in Accounting Sciences by the Universidade do Vale do Itajaí in 1990 and in Audit and Economic Sciences by the Universidade Federal de SC

– Florianópolis. Holds the office of head of the Economic Counsel of the Ministry of Mines and Energy since August 2006, where she has also held the office of special advisor to the Minister of Mines and Energy, from August 2005 to July 2006. She was the manager in the Economic-Finance department at Eletrosul Centrais Elétricas SA from 1987 to July/2005 and took on the office of Accounting and Tax expert at the David Rafael Blochtein’s Accounting and Tax Counsel for the period between 1973 and 1987.

RICARDO DE PAULA MONTEIRO - Has been an alternate member of Petrobras’ Fiscal Board since 2008. Economist, with a Master’s Degree in Systems and Applications Analysis and having a post-graduation by the Spatial Research Institute – INPE, he has held the office of Special Advisor to the State Minister of Mines and Energy since 2005. He has worked for 20 years as an economist at the Centrais Elétricas do Norte do Brasil – Eletronorte.

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The names appointed hereinbefore:

  Have not been subject, for the last 5 years, to criminal conviction, conviction in a CVM administrative procedure and unappeallable conviction, within the judicial or administrative scope, which has suspended or disqualified them to perform any professional or commercial activity.

  Do not have any marital relation, stable relation or relatives liable to information as provided for in item 12.9 in the Reference Form.

Annual General Meeting Extraordinary General Meeting

ORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM VII

ESTABLISHMENT OF THE COMPENSATION OF MANAGEMENT AND
EFFECTIVE MEMBERS OF THE FISCAL BOARD AS WELL AS THEIR
PARTICIPATION IN THE PROFITS PURSUANT TO
ARTICLES 41 AND 56 OF THE COMPANY’S BYLAWS.

Dear Shareholders,

Petrobras is making available a forecast of the compensation of management and effective members of the Fiscal Board for the current fiscal year.

The establishing of the compensation of management and effective members of the Fiscal Board, as well as their participation in the profits, in the form of articles 41 and 56 of the Company’s Bylaws will be approved at an Ordinary General Meeting.

Please find attached the Appendix I with the information regarding the compensation of management and effective members of the Fiscal Board in the last fiscal years and the forecast mentioned above for the current fiscal year, according o item 13 of the “Formulário de Referência” (Art.12 of CVM 481 Instruction).

Rio de Janeiro, March 26th, 2013

Maria das Graças Silva Foster
CEO

Annual General Meeting Extraordinary General Meeting

Information on Item 13 of the “Formulário de Referência”, complying with
Art. 12 of the Brazilian Securities and Exchange Commission
(“CVM”) Instruction No. 481/09

Directors wages

13.1. To describe the wages’ policy or practice regarding the Board of Directors, the Statutory and non-Statutory Board, the Fiscal board, the statues boards and the boards as follows: fiscal, risk, financial and wages.

I - EXECUTIVE OFFICERS:

a.   goals of the wages policy or practice

The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

b.   wages composition:

i.   description of wages elements and its goals

Fees: fixed monthly wages applied to the officers as retribution to the services rendered.
Direct and indirect benefits: aim at the life quality of the officers, including housing and health care.
Profit Share Plan (PLR) and Bonus for performance: retribution for the efforts in the construction of the results achieved, in addition to the motivational factor for the achievement of the strategic goals.
After-job benefits: aim at the life quality of the officers, including a pension plan.

ii. proportion of each element in the total wages

2012 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	80.3%
Direct and indirect benefits	1.2%
PLR (Profit Share)	8.0%
Performance bonus	5.2%
After-job benefits	5.4%

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iii. calculation and adjustment methodology of each one of the wages elements

  Wage or pro-labore fees (Christmas Bonus and Vacation) and Performance bonus: There is not a single methodology for calculation and adjustment, provided that it is taken into consideration other factors such as: negotiation with regulatory body, relevant legislation, market practices and the amount defined at the AGO.

  PLR (Profit Share): For the calculation of the PLR it shall be taken into consideration the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), relevant legislation, market practices and the amount defined at the AGO. In the 2010, 2011 and 2012 fiscal years, it was practiced, respectively the payment of 2.56 , 1.96 and 1.54 wages to the Chief Executive Officer and Officers, an amount which was defined by decision of the Board of Directors.

iv. reasons that justify the arrangement of the wages

The arrangement of wages of Petrobras administrators is defined taking into consideration the economic-financial results of the Company, as well as in recognition of the Company’s administrators and alignment with the wages practices applied by the market to companies of similar size of Petrobras.

c. main performance indicators that are taken into consideration for determining each wages element

  Fees: fixed wages without an associated indicator.

  Direct and indirect benefits: without an associated indicator.

  •Profit Share Plan (PLR): bound to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing –Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.
  •After-job benefits: without an associated indicator.

  d. how the wages is organized in order to reflect the evolution of the performance indicators

  The wages is organized so that the Profit Share Plan (PLR) is associated to the compliance to the performance indicators negotiated with the Department of Coordination and Governance of Public Companies (DEST), such as: National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

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  e.   how does the policy or wages practice align to the long, medium and short term interests of the Company

  The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

  f.   existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

  Not applicable.

  g.   existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

  Not applicable.

  II- BOARD OF DIRECTORS:

  a.   goals for the wages policy or practice

  The fixed wages of the Executive Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

  b.   wages composition::

  i.   description of wages elements and its goals

    Fees: fixed monthly wages applied to the directors as retribution to the services rendered.

    Direct and indirect benefits: aim at the life quality of the directors, including health care.

Annual General Meeting Extraordinary General Meeting

  ii.   proportion of each element in the total wages

2012 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	99.5%
Direct and indirect benefits	0.5%

  iii.   calculation and adjustment methodology of each one of the wages elements

  The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Executive Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6,404/76 and Law 9,292, de 07.12.96.

  iv.   reasons that justify the arrangement of the wages

  The amount/limit for the wages of members of the Board of Directors is defined by the AGO.

  c.   main performance indicators that are taken into consideration for determining each wages element

  Not applicable: fixed wages without an associated indicator.

  d.   how is wages structured in order to reflect the performance indicators

  Not applicable.

  e.   how does the policy or wages practice align to the long, medium and short term interests of the Company

  The wages of Petrobras administrators is defined by taking into consideration the economic-financial results of the Company, as well as in seeking the promotion of recognition of the administrators and the alignment to the long, medium and short term strategies of the Company, followed by the achievement of the goals defined by the Board of Directors and by indicators such as National Oil Processing – Brazil, Oil and Natural Gas Production – Brazil and unit Cost of extraction without government participation.

  f.   existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

  Not applicable

  g.   existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

  Not applicable

Annual General Meeting Extraordinary General Meeting

  III- FISCAL BOARD:

  a.   goals of the wages policy or practice

  The fixed wages of the Fiscal Board consists of monthly fees defined yearly by the Ordinary General Meeting (AGO) in accordance with the provisions of Article 152 of LSA. The wages goals and practices aim to recognize and compensate the Company’s directors taking into consideration the responsibility, the time dedicated to the function, the competence and professional reputation, as well as the practices applied by the market for companies of similar size as Petrobras.

  b.   wages composition:

  i.   description of wages elements and its goals

  Fees: fixed monthly wages applied to the directors as retribution to the services rendered.

  ii.   proportion of each element in the total wages

2012 Fiscal Year
Wage or pro-labore fees (Christmas Bonus and Vacation)	100%

  iii.   calculation and adjustment methodology of each one of the wages elements

  The amount practiced corresponds to 10% (ten percent) of the monthly average fees received by the Fiscal Board and approved by the AGO, as provided for in Art. 152 and 145 of Law 6,404/76 and Law 9,292, de 07.12.96.

  iv.   reasons that justify the arrangement of the wages

  The amount/limit for the wages of members of the Fiscal Board is defined by the AGO.

  c.   main performance indicators that are taken into consideration for determining each wages element

  Not applicable: fixed wages without an associated indicator.

  d.   how the wages is organized in order to reflect the evolution of the performance indicators

  Not applicable.

  e.   how does the policy or wages practice align to the long, medium and short term interests of the Company

  The monthly wages pays the directors for the services provided to the Company and is compatible to the amount practiced in the market aligning to the long, medium and short term interests of the Company.

  f.   existence of wages supported by subsidiaries companies, controlled companies, or direct or indirect controlling companies

  Not applicable

Annual General Meeting Extraordinary General Meeting

  g.   existence of any wages or benefit associated to the occurrence of a determined corporate event, such as the disposal of the Company’s shareholders’ control.

  Not applicable

  IV- FISCALING, ENVIRONMENT, AND REMUNERATION AND SUCCESSION BOARDS:

  In Petrobras there are 3 (three) Boards associated to the Board of Directors (CA): Fiscaling, Environment and Remuneration and Succession. Each one consists of three (03) members of the CA which do not receive any additional wages as a result of accumulating the task.

  13.2.   Total wages of the Board of Directors, Executive Office and Fiscal Board

Total wages estimated for the current Dec 31, 2013 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7.92	9	5	21.92
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 9,718,313.83	BRL 1,008,209.07	BRL 672,139.38	BRL 11,398,662.28
Direct and Indirect Benefits	BRL 125,976.73	BRL 5,045.42	0.00	BRL 131,022.15
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
Performance Bonus	BRL 1,396,530.12	0.00	0.00	BRL 1,396,530.12
Results interests	BRL 1,396,530.12	0.00	0.00	BRL 1,396,530.12
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 864,905.06	0.00	0.00	BRL 864,905.06
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total wages	BRL 13,502,255.85	BRL 1,013,254.49	BRL 672,139.38	BRL 15,187,649.72

  * The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10. Therefore, in the amount referring to the CA it is considered 9 remunerated members.
  * * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

  Note: The number of members corresponded to the annual average of number of members of each body calculated monthly.

  Note: The amounts considered as of the month of January are just a projection.

Annual General Meeting Extraordinary General Meeting

Total wages for Dec 31, 2012 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7.42**	8.83	5	21.25
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) ***	BRL 8,476,383.91	BRL 951,987.58	BRL 543,281.26	BRL 9,971,652.75
Direct and Indirect Benefits	BRL 126.225,63	BRL 4,767.03	0.00	BRL 130,992.66
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
Performance Bonus	BRL 550,000.00	0.00	0.00	BRL 550,000.00
Results interests	BRL 840,528.78	0.00	0.00	BRL 840,528.78
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 566,222.37	0.00	0.00	BRL 566,222.37
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total wages	BRL 10,559,360.69	BRL 956,754.61	BRL 543,281.26	BRL 12,059,396.56

  * The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. In compliance to Law no. 12,353, of Dec 28, 2010, Petrobras amended its By-Laws and conduced in 03/19/2012 the process of election of a representative of the employees as a member of the CA, therefore, the number of members was changed from 9 to 10. Therefore, in the amount referring to the CA it is considered 9 remunerated members.
  **The Ordinary General Meeting held on 02/28/2012 amended Petrobras’ Bylaws raising the number of the members of the Executive Board.

  Note: The number of members corresponded to the annual average of number of members of each body calculated monthly.

Annual General Meeting Extraordinary General Meeting

Total wages for Dec 31, 2011 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7	7.92	5	19.92
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 10,233,900.06	BRL 702,633.23	BRL 454,562.04	BRL 11,391,095.33
Direct and Indirect Benefits	BRL 101,239.40	BRL 7,367.17	0.00	BRL 108,606.57
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
Performance Bonus	BRL 530,000.00	0.00	0.00	BRL 530,000.00
Results interests	BRL 915,133.64	0.00	0.00	BRL 915,133.64
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 442,085.38	0.00	0.00	BRL 442,085.38
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total wages	BRL 12,222,358.48	BRL 710,000.40	BRL 454,562.,04	BRL 13,386,920.92

  * The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. The number of members corresponded to the annual average of number of members of each body calculated monthly.

  * * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Annual General Meeting Extraordinary General Meeting

Total wages for Dec 31, 2010 fiscal year - annual amounts
	Executive Board	Board of Directors	Fiscal Board	Total
Number of members*	7	8	5	20
Annual Fixed Wages
Fee or pro-labore (with Christmas Bonus and vacation) **	BRL 6,147,965.63	BRL 670.194.17	BRL 419,376.85	BRL 7,237,536.65
Direct and Indirect Benefits	BRL 92,776.95	BRL 17,700.33	0.00	BRL 110,477.28
Participation in boards	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Wages
Performance Bonus	BRL 600,000.00	0.00	0.00	BRL 600,000.00
Results interests	BRL 1,202,227.92	0.00	0.00	BRL 1,202,227.92
Meetings attendance	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
After-job	BRL 132,955.47	0.00	0.00	BRL 132,955.47
Job termination	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total wages	BRL 8,175,925.97	BRL 687,894.50	BRL 419,376.85	BRL 9,283,197.32

  * * The CEO is also a member of the Board of Directors (CA), however, this position will not be remunerated. Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. The number of members corresponded to the annual average of number of members of each body calculated monthly.

  * * Members of the Board of Directors and Fiscal Board are not entitled to paid vacation.

Annual General Meeting Extraordinary General Meeting

  13.3.   Variable Wages of the last 3 fiscal years and the estimate for the current fiscal year for the Board of Directors, Executive Board, and the Fiscal Board

Varying Wages foreseen for current Social year Dec 31, 2013
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7.92*	-	-	7.92*
Bonus
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,396,530.12	0.00	0.00	BRL 1,396,530.12
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized	BRL 1,396,530.12	0.00	0.00	BRL 1,396,530.12
Interests in the Result
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1.396,530.12	0.00	0.00	BRL 1,396,530.12
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized	BRL 1,396,530.12	0.00	0.00	BRL 1,396,530.12

*The amounts considered as of the month of January are just a projection.
Note: the estimated wages as of the month of January are just a projection.

Annual General Meeting Extraordinary General Meeting

Varying Wages foreseen for Social year Dec 31, 2012
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7.42	-	-	7.42
Bonus
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,319,472.94	0.00	0.00	BRL 1,319,472.94
Amount estimated in the remuneration plan, if the goals are achieved	0,00	0.00	0.00	0.00
Amount effectively recognized	BRL 550.000,00	0.00	0.00	BRL 550,000.00
Interests in the Result
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,319,472.94	0.00	0.00	BRL 1,319,472.94
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized	BRL 840,528.78	0.00	0.00	BRL 840,528.78

  Note: the number of members corresponded to the annual average of number of members of each body calculated monthly.

Annual General Meeting Extraordinary General Meeting

Varying Wages foreseen for current Social year Dec 31, 2011
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	-	-	7
Bonus
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,637,393.66	0.00	0.00	BRL 1,637,393.66
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized	BRL 530,000.00	0.00	0.00	BRL 530,000.00
Interests in the Result
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,637,393.66	0.00	0.00	BRL 1,637,393.66
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized	BRL 915,133.64	0.00	0.00	BRL 915,133.64

Annual General Meeting Extraordinary General Meeting

Varying Wages foreseen for current Social year Dec 31, 2010
Body	Executive Board	Board of Directors	Fiscal Board	Total
Number of Members	7	-	-	7
Bonus
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,400,714.77	0.00	0.00	BRL 1,400,714.77
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized	BRL 600,000.00	0.00	0.00	BRL 600,000.00
Interests in the Result
Minimum amount estimated in the remuneration plan	0.00	0.00	0.00	0.00
Maximum amount estimated in the remuneration plan	BRL 1,867,619.69	0.00	0.00	BRL 1,867,619.69
Amount estimated in the remuneration plan, if the goals are achieved	0.00	0.00	0.00	0,00
Amount effectively recognized	BRL 1,202,227.92	0.00	0.00	BRL 1,202,227.92

  13.4.   In relation to the wages plan based on shares of the Board of Directors and the executive board, in effect in the previous fiscal year and estimated for the current fiscal year, describe:

  Not applicable

a.	general terms and conditions
b.	plan’s main objectives
c.	way in which the plan contributes for such goals
d.	how does the plan is included in the Company’s remuneration policy

Annual General Meeting Extraordinary General Meeting

e.	how does the plan align with the administrators and Company’s long, medium, and short term interests
f.	maximum number of shares involved
g.	maximum number of shares to be granted
h.	conditions for acquisition of shares
i.	criteria for fixing acquisition or exercise price
j.	criteria for fixing exercise term
k.	liquidation form
l.	restriction to transfer of shares
m.	criteria and events that, whenever verified, shall result in suspension, altering or extinction of plan
n.	effects of the administrator dismissal of the Company on its provided rights in the wages plan based on shares

  13.5.   Inform the amount of shares or direct quotas held in Brazil or overseas, and other securities convertible to shares or quotas, issued by the Company, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, the executive board or the Fiscal Board, grouped as Bodies, on the date of closing of the last fiscal year

Executive Board
Titles characteristics	Amount
FGTS quotas	0
Common Shares	26,494
Preferred Shares	121,331

Board of Directors
Titles characteristics	Amount
FGTS quotas	0
Common Shares	2,864
Preferred Shares	6,077

Fiscal Board
Titles characteristics	Amount
FGTS quotas	0
Common Shares	0
Preferred Shares	0

Annual General Meeting Extraordinary General Meeting

  13.6.   In relation to the wages based on shares recognized in the result of the last 3 fiscal years and estimate for the current fiscal year, the Board of Directors and the executive board, develop a chart with the following content:

  Not applicable

a.	Body
b.	Number of Members
c.	in relation to each granting of options for purchase of shares:
	i.	date of granting
	ii.	Amount of granted options
	iii.	Deadline for the options to become exercised
	iv.	maximum deadline for exercising of options
	v.	restriction deadline for transfer of shares
	vi.	average weighted price of each one of the following groups of options:
outstanding at the begin of the fiscal year
lost during fiscal year
exercised during fiscal year
expired during fiscal year
d.	fair value of the options on the date of granting
e.	potential dilution in case of exercise of all granted options

  13.7.   In relation to the outstanding options of the Board of Directors and the executive board at the end of the last fiscal year, develop a chart with the following content:

  Not applicable

a.	Body
b.	Number of Members
c.	in relation to the options not exercised

Annual General Meeting Extraordinary General Meeting

	i.	Amount
	ii.	Date in which they will become exercisable
	iii.	maximum deadline for exercising of options
	iv.	restriction deadline for transfer of shares
	v.	average weighted price of exercise
	vi.	fair value of the options on the last day of the fiscal year
d.	in relation to the exercisable options
	i.	Amount
	ii.	maximum deadline for exercising of options
	iii.	restriction deadline for transfer of shares
	iv.	average weighted price of exercise
	v.	fair value of the options on the last day of the fiscal year
	vi.	fair value of the total of options on the last day of the fiscal year

  13.8. In relation to the exercised options and shares delivered relative to the wages based on shares of the Board of Directors and the executive board recognized in the result of the last 3 fiscal years, develop a chart with the following content:

  Not applicable

a.	Body
b.	Number of Members
c.	In relation to the exercised options inform:
	i.	Number of shares
	ii.	average weighted price of exercise
	iii.	total amount of the difference between the amount of the exercise and market value of the shares relative to the exercised options

Annual General Meeting Extraordinary General Meeting

d.	n relation to the delivered shares, inform:
	i.	number of shares
	ii.	average weighted price of purchase
	iii.	total amount of the difference between the acquisition price and market value of the shares

  13.9.    Summarized description of the necessary information for the comprehension of the disclosed data in items 13.6 through 13.8, as well as the explanation regarding the methodology of pricing of the shares and the options value, indicating at least:

  Not applicable

a.	Method of pricing
b.	Data and assumptions used in the pricing method, including the average weighted price of shares, exercise price, expected volatility, option term, estimated dividends and risk free interest rate
c.	Method used and assumptions considered to incorporate the expected effects of the anticipated exercise
d.	Method of determining the expected volatility
e.	If any other option characteristic was incorporated in the measuring of the fair amount

13.10.	Pension plans in effect conferred to the members of the Board of Directors and to the executive officers

Term - 2012	Executive Board	Board of Directors	Fiscal Board
Members	7.42	Not applicable	Not applicable
Plan Name	Petros, Petros 2 or private pension plan reimburse	Not applicable	Not applicable

a.	Amount of administrators that satisfy the conditions for retirement

  Taking into consideration that the election of the administrators of Petrobras is defined by the Company’s By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

b.	conditions for anticipated retirement

  Taking into consideration that the election of the administrators of Petrobras is defined by the Company’s By-Laws, and subsequently, they may be dismissed from their positions at any time by decision of the Shareholders, the amount and conditions for anticipated retirement shall not be considered.

c.	Updated amount for accumulated contributions in the pension plan until the closing of the last fiscal year, discounted the portion relative to the contributions made directly by the administrators

Annual General Meeting Extraordinary General Meeting

Term	Executive Board	Board of Directors	Fiscal Board
2012	BRL 566,222.37	Not applicable	Not applicable

d.	If there is a possibility for anticipated redemption and its conditions

  The pension plans have specific conditions and rules for anticipated redemption, amongst them the possibility of redemption of just part of the contributions made by the participants.

  13.11.   Maximum, minimum and average individual wages, of Board of Directors, the executive board and the Fiscal Board

	Executive Board	Board of Directors	Fiscal Board
	31/12/2012	31/12/2012	31/12/2012
Number of members*	7	7.75	5
Higher remuneration amount (Reais)**	BRL 1,692,854.46	BRL 112,530.82	BRL 108,679.08
Lower remuneration amount (Reais)***	BRL 1,389,196.91	BRL 107,972.19	BRL 108,679.08
Average remuneration amount (Reais)	BRL 1,423,734.03	BRL 108,311.84	BRL 108,656.25

  * The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated.
  Therefore, in the amount referring to the CA it shall be considered 8 remunerated members.

** Exercised 12 monhts in the position along the year.
*** The amount was calculated with the exclusion of the members which exercised less than 12 months in the position along the year.
Notes:The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

	Executive Board	Board of Directors	Fiscal Board
	31/12/2011	31/12/2011	31/12/2011
Number of members*	7	7.92	5
Higher remuneration amount (Reais)**	BRL 2,106,242.35	BRL 91,785.94	BRL 90,912.41
Lower remuneration amount (Reais)	BRL 1,463,957.80	BRL 90,912.41 ***	BRL 90,912.41****
Average remuneration amount (Reais)	BRL 1,746,051.21	BRL 89,646.52	BRL 90,912.41

  * The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated.
  Therefore, in the amount referring to the CA it shall be considered 8 remunerated members. ** Exercised 12 monhts in the position along the year.
  ***The amount was calculated with the exclusion of five members, which exercised 1,2,4,5 and 9 months in the position along the year.

  **** The amount was calculated with the exclusion of two members, which exercised 4 and 8 months in the position along the year.

  Notes:The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

Annual General Meeting Extraordinary General Meeting

	Executive Board	Board of Directors	Fiscal Board
	31/12/2010	31/12/2010	31/12/2010
Number of members*	7	8	5
Higher remuneration amount (Reais) **	BRL 1,210,747.93	BRL 100,179.10	BRL 83,875.37
Lower remuneration amount (Reais)	BRL 1,123,019.83	BRL 83,875.37***	BRL 83,875.37
Average remuneration amount (Reais)	BRL 1,167,989.42	BRL 86,357.27	BRL 83,875.37

  * The CEO is also a member of the Board of Directors of Petrobras, however, such participation is not remunerated.
  Therefore, in the amount referring to the CA it shall be considered 8 remunerated members.

  ** Exercised 12 monhts in the position along the year.

  *** The amount was calculated with the exclusion of two members, which exercised 3 and 9 months in the position along the year.

  Notes:The number of members corresponded to the annual average of number of Members of each Body calculated monthly.

  13.12.   Describe contractual arrangements, insurance policies or other instruments that organize the remuneration mechanisms or indemnification to the administrators in case of destitution or retirement, indicating the financial consequences to the Company

  Not applicable

  13.13.   In relation to the last 3 fiscal years, indicate the total remuneration percentage of each body recognized in the Company’s result referring to the members of the Board of Directors, the executive board or the Fiscal Board which are parties related to the controlling companies, direct or indirect, as defined by the accounting rules that regulate such matter

  Not applicable

  13.14.   In relation to the last 3 fiscal years, indicate the amounts recognized in the Company’s result as remuneration for the members of the Board of Directors, the executive board or the Fiscal Board grouped as bodies, by any other reason than the function they occupy, such as, commissions and consulting services or advisory provided

Annual General Meeting Extraordinary General Meeting

  Not applicable

  13.15.   In relation to the last 3 fiscal years, indicate the amounts recognized in the result of controlling companies, direct or indirect, of shared control companies and the companies controlled by the Company, as remuneration of the Members of the Board of Directors, the executive board or the Fiscal Board, grouped as bodies, specifying the reasons such amounts were determined to such individuals

  Not applicable

  13.16.   Other relevant information

  The information referring to years 2010 through 2012 correspond to the period of a calendar year, that is, from January to December, not being associated, consequently, to the amount which is approved at the Ordinary General Meeting (AGO), which corresponds to the period of April to March of the following year.

  On the information related to the year 2013, the quantities and values considered in the calculation, as of the month of January are projected.

  The Law no. 12,353, of December 28, 2010, provides for the participation of employees in the board of directors of public companies and mixed capital companies, its subsidiaries and controlling companies and other companies in which the Federal government, direct or indirectly, holds the majority of the share capital with a voting right. As a consequence, in the quantitative and values taken into consideration in the calculation for year 2011, as from the month of June, it was considered the addition of one (01) member to the Board of Directors.

  Exceptionally in 2011, there was a payment in the amount of BRL 3,516,073.87 (three million, five hundred and sixteen thousand, seventy and three reais and eighty seven cents) referring to a portion of balance of accumulated vacation period of the Executive Board since the first day of term of the members of this Board until March 31, 2011.

Annual General Meeting Extraordinary General Meeting

  EXTRAORDINARY GENERAL MEETING

  PRESENTATION TO SHAREHOLDERS

  ITEM I

  CAPITAL STOCK INCREASE

  Dear Shareholders,

  The Law No. 6.404, of 15th December 1976, Brazilian Corporation Law, in its section 195-A states the net profit installment arising from government donations or subsidies addressed to investment may be used for tax incentives reserve. Ministerial Order No. 2.091-A issued by the Brazilian Ministry of State and National Integration on the 28th December 2007, approved the Tax Incentives Regulation - in force in Amazonia and Northeast regions (SUDAM and SUDENE) - and determined that resources coming from reinvestment in projects approved by SUDENE and SUDAM are incorporated to the capital stock within 180 days following resources attribution (section 35, paragraph 1).

  Petrobras accounts' statement regarding 2012 financial year show that the Company got back part of the incentive resources - by depreciation - coming from reinvestment in projects approved by SUDENE and SUDAM, which were used in its fixed assets, in the amount of R$ 18.768.508,11 (eighteen million, seven hundred sixty eight thousand, five hundred and eight and eleven cents, Brazilian Real), addressed to tax incentive profits reserve. Moreover, we need to increase capital stock incorporated in such tax incentive profits reserve installment, following the provisions set forth in the Ministerial Order No. 2.091-A issued by the Brazilian Ministry of State and National, section 35, paragraph 1.

  Therefore, the Board submits to the appreciation and deliberation of the Extraordinary General Meeting of Shareholders the proposal to incorporate part of the tax incentive profit reserve - of R$ 18.768.508,11 (eighteen million, seven hundred sixty eight thousand, five hundred and eight and eleven cents, Brazilian Real), in the capital stock, increasing capital stock from R$ 205.392.136.722,39 (two hundred and five billion, three hundred and ninety two million, one hundred and thirty six thousand, seven hundred and twenty two, and thirty nine cents of Brazilian Real). to R$ 205.410.905.230,50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty, and fifty cents of Brazilian Real). The number of issued shares remains the same, following the provisions set forth in Law No. 6.404/76, section 169, paragraph 1.

  As a consequence, section 4 of the company's by-laws shall be changed, which is now as follows:

Annual General Meeting Extraordinary General Meeting

  “Section 4º- The capital stock is R$ 205.410.905.230,50 (two hundred and five billion, four hundred and ten million, nine hundred and five thousand, two hundred and thirty, and fifty cents of Brazilian Real), devided in 13.044.496.930 (Thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) common shares, of which 7.442.454.142 (seven billion, four hundred and forty two million, four hundred and fifty for thousand and one hundred and forty two) are ordinary shares and 5.602.042.788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) are preferred shares”.

  Rio de Janeiro, March 26th, 2013.

  Maria das Graças Silva Foster
  CEO

Annual General Meeting Extraordinary General Meeting

  CAPITAL INCREASE

  CVM INSTRUCTION No. 481, 17th DECEMBER 2009

  (APPENDIX 14)

  1_ Inform on the amount of the increase in share capital and on its new amount

  2_ Inform on how the increase shall be made, namely: (a) conversion of debentures into shares; (b) exercise of subscription right or of subscription bonus; (c) reserve or profit capitalization; (d) subscription of new shares

  R: The capital increase shall come from the capitalization of part of the reserve of tax incentives revenues.

  3_ Detailed explanation of the reasons for the increase and its legal and economic consequences

  R: Capital increase coming from the incorporation IRS tax incentive revenues (SUDENE and SUDAM) following the destination of part of the deposits to reinvestment, as foreseen in Portaria nº 2.091-A, section 35, paragraph 1 of the Ministry of State and National Integration.

  4_ Provide a copy of the Fiscal Board, if applied

  R: Not applied.

  5_ In case of capital increase by shares’ subscription

  R: Not applied.

  6_ In case of capital increase by capitalization of profits or reserves

  a. Inform whether it will imply a change in shares' nominal value, if applied, or a distribution of new shares amongst the shareholders

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  R: Not applied.

  b. Inform whether profit or reserves capitalization shall take place with or without a change in the number of shares, in non per value companies.

  R: It will take place without a change in the number of shares

  c. In case of distribution of new shares

  R: Not applied.

  d. Inform on the deadline foreseen in section 169, paragraph 3 of the Law 6.404, from 1976

  R: Not applied.

  e. Inform and provided data and documents on item 5, above, if reasonable

  R: Not applied.

  7_ In case of a capital increase due to conversion of debentures in shares or due to the exercise of subscription bonus

  R: Not applied.

Annual General Meeting Extraordinary General Meeting

  MANAGEMENT REMARKS ABOUT THE COMPANY'S FINANCIAL STATUS,
  IN COMPLIANCE WITH ART. 9 OF CVM INSTRUCTION NO. 481/09

  10.    Remarks made by the officers

10.1.	The officers must comment on: a. general financial and asset conditions

  Our financial strategy focuses on maintaining financial leverage on a proper range, between 25% and 35%, preserving capital cost at the lowest levels possible, considering the financial environment. We will continue our policy with regard to postponing the due date for the payment of our debts, exploring domestic market financing capacity and enhancing our fix revenue investors' base, in order to develop a strong presence on international capital markets.

b.	capital structure and the possibility of share or stocks' redemption, mentioning:

  The capital structure of Petrobras (Net Third Parties Capital/Total Net Liability) has changed from 33% in 2010 and 39% in 2011 to 45% in 2012. The net leverage [Net Indebtedness / (Net Indebtedness + Net Equity)], on the other hand, has changed from 16% in 2010 and 24% in 2011 to 30% in 2012. The rises observed in 2011 and 2012 are due to the higher net indebtedness of the Company.

i.	redemption chance

  The Company does not foresee stocks' redemption.

ii.	redemption value calculation formula

  The Company does not foresee stocks' redemption.

c.	payment capacity regarding financial undertakings

  We have used our own resources especially related to capital expenses, payments of dividends and debt refinancing. In 2010, 2011 and 2012, we met such requirements with internally generated funds, short and long term debts, and resources deriving from the capital increase. We believe that by means of our cash generation and by accessing the debts market, we will be able to maintain the capacity of payment in relation to the commitments acknowledged without compromising the Company’s financial health.

d.	financing sources for working capital and investment on non-current assets used

  In 2010, 2011 and 2012, we financed our working capital by means of short term debts, usually related to our commercial flow, with export credit notes and advancements on exchange contracts. The noncurrent assets investments are financed by long term debts with issuance of international market bonus, loans from export credit agencies, export financing, export pre-payment, financing from the development banks in Brazil and overseas, and lines of credit with national and international private banks. The funds raised by means of increase capital in September 2010 have been applied in investments provided in the Company’s Business Plan.

e.	financing sources for working capital and investment on non-current assets to be used on net deficiencies coverage

  We intend to finance our working capital by means of short term debts, usually related to our commercial flow, with export credit notes and advancements of exchange contracts. The noncurrent assets investments should be financed by long term debts with issuance of international market bonus, loans from export credit agencies, export financing, export pre-payment, financing from the development banks in Brazil and overseas, and lines of credit with national and international private banks.

f.	debt levels and features:

Annual General Meeting Extraordinary General Meeting

i.	relevant loan and financing agreements

  The Gross Indebtedness on 12.31.2012 increased R$ 40,760 million, 26% compared to 12.31.2011, as a result of long-term borrowings and the impact of exchange rate depreciation of 8.9%. Such funds aim to develop oil and gas production projects, construction of ships and pipelines, as well as the expansion of industrial units under the intensive investment program of the company.

  The main long-term borrowings made in 2012 are as follows:

  Investments

a) Foreign

Company	Date	Amount in R$ million	Expiration	Description
PifCo	feb/12	12.029	2015, 2017, 2021, 2041	Global notes issued in the amounts of US$ 1,250 million, US$ 1,750 million, US$ 2,750 million and US$ 1,250 million with interest coupon of 2,875%, 3,500%, 5,375% e 6,750% , respectively.
PNBV	apr/12 to jun/12	3.612	2018, 2019 and 2023	Loans in the amount of US$ 1,879 million with Morgan Stanley Bank, JP Morgan Chase, Citibank Internacional PLC, and HSBC Bank PLC – Libor plus market interest.
PNBV	aug/12 to sept/12	3.043	2019	Loans in the amount of US$ 1,500 million from Export Development Canadá and HSBC Holdings PLC – Libor plus market interest.
PGT BV	sept/12	3.043	2017 and 2018	Loans in the amount of US$ 1,500 million from Banco do Brasil S/A and Citibank N.A. – Libor plus market interest.
PGT BV	oct/12 and dec/12	3.072	2017 and 2018	Loans in the amount of US$ 1,000 million and U$$ 500 million from Bank of America and Standard Chartered – Libor plus market interest.
PGF BV	oct/12	5.227	2019 and 2023	Issue of Global Notes € 1,300 million and € 700 million with interest coupon of 3.25% p.a. and 4.25% p.a., respectively.
PGF BV	oct/12	1.472	2029	Issue of Global Notes £ 450 million with interest coupon of 5.375% p.a.
		31.498

b) Domestic

Company	Date	Amount in R$ million	Expiration	Description
Fundo de Investimento Imobiliário RB Logística	jan/12	409	2023, 2026 and 2028	Issue of Mortgage-backed securities for the construction of a laboratory and an administrative building - IPCA + average spread of 5,3% p.a.
Fundo de Investimento Imobiliário FCM	may/12	514	2025 and 2032	Issue of Mortgage-backed securities for the construction of assets of the projects Porto Nacional and Porto Cruzeiro do Sul – IPCA plus 4.0933% p.a. and 4.9781% p.a.
Petrobras	july/12 and sept/12	4.215	2015 and 2022	BNDES loans for the upgrade of the refining capacity and other infrastructure projects, as well as research and development projects and projects for the upgrade and expansion of a technological park
Petrobras	nov/12 and dec/12	714	2015, 2024 and 2026	BNDES loans for the upgrade of the refining capacity, contruction of a regasification terminal and implementation of an industrial unit for the production of nitrogen fertilizers
		5.852

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ii.	other long-term relationships with financial institutions

  There are no long-term relationships with financial institutions.

iii.	degree of subordination among the debts

  Petrobras’ corporate debts are not subordinated and they all have equal payment rights.

  The financial institutions require guarantees to Petrobras when they lend funds to the subsidiaries of the Company. The financings granted by BNDES are ensured by the goods financed (carbon steel tubes for the Gas Pipeline Bolivia-Brazil and vessels).

  Due to the guarantee agreement issued by the Federal Government in behalf of Credit Multilateral Agencies, with the incentive of the financings gathered by TBG, counter guarantee agreements were executed, having the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A. as signatories, by which TBG undertakes to connect its revenue to the order of the National Treasury until the liquidation of the duties guaranteed by the Federal Government.

  PB-LOG (ex-Refap) has a financial investments account related to the CDI variation in guarantee to the debentures, whose balance must be of three times the amount of the sum of the last amortization installment for the principal and accessories.

  Petrobras developed structured projects, by Specific Purposes Companies (SPC), aimed at providing resources for the continuous development of its oil & gas transport and production infrastructure, in addition to improvements in refineries, whose guarantees provided to the national and international financial agents are the very assets of the projects, as well as pledge of credit rights and shares of SPC.

iv.	possible restrictions imposed on the issuer, particularly regarding the limits of indebtedness and hiring new debt, dividend distribution, asset transfers, the issuing of new securities, and the transfer of corporate control

  There is a debt limit in the agreement entered with BNDES in July 2009 that prevents the ratio between Net Debt in Reais and EBITDA to surpass 5.5.

g.	usage limits for financing that has already been hired

  g. There is no limit for using the financing that has already been hired.

h.	significant changes in each financial statement item

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INCOME STATEMENT CONSOLIDATED

	2012	2011	Variance	Δ%
Sales	281.379	244.176	37.203	15
Cost of products sold	(210.472)	(166.939)	(43.533)	26
Gross Income	70.907	77.237	(6.330)	(8)
Operating expenses
Sales	(9.604)	(8.950)	(654)	7
General and Administrative expenses	(9.842)	(8.647)	(1.195)	14
Exploratory costs for oil extraction	(7.871)	(4.428)	(3.443)	78
Research and development	(2.238)	(2.444)	206	(8)
Tax expenses	(760)	(777)	17	(2)
Other	(8.195)	(6.588)	(1.607)	24
	(38.510)	(31.834)	(6.676)	21
Income before the financial result, interest and
taxes	32.397	45.403	(13.006)	(29)
Net financial result
Financial earnings	7.241	6.543	698	11
Financial expenses	(3.950)	(2.422)	(1.528)	63
inflation adjustment and exchange rate change	(7.014)	(3.999)	(3.015)	75
	(3.723)	122	(3.845)	-
Interest in investments	84	386	(302)	(78)
Interest in income or loss	(1.005)	(1.560)	555	-
Income before taxes and social contribution	27.753	44.351	16.598	(107)
Income tax/social contribution	(6.794)	(11.241)	4.447	(40)
Net income	20.959	33.110	(12.151)	(37)
Result attributable to non-controlling shareholders	223	203	20	(10)
Result attributable to controlling shareholders of
Petrobras	21.182	33.313	(12.131)	(36)

  Analysis of the Consolidated Income Statement - 2012:

  The Company reported a consolidated net profit of R$ 21,182 million for the fiscal year closed on December 31st, 2012, 36% lower than the year of 2011 (R$ 33,313 million), primarily reflecting the following factors:

  Sales

  15% Growth in Sales Revenue (R$ 37,203 million), reflecting:

  • Higher prices applied to exports and sales of derivatives in the domestic market, due to increases in gasoline and dies and the currency effects (17%) on the prices of derivatives linked to the foreign market;

  • Increased domestic demand (8%), particularly gasoline (17%), and diesel (6%), aviation fuel (5%) and natural gas (17%), partially offset by lower exported oil volumes due to higher processed feedstock and lower oil production.

Annual General Meeting Extraordinary General Meeting

  Cost of sales

  26% growth in Cost of sales (R$ 43,533 million), due to:

  • 8% increase in sales volume in the domestic market, supported largely by imports;

  • Effect of exchange rate depreciation on imports of oil, derivatives and government interests;

  • Increased depreciation and depletion due to the startup of new facilities.

  Gross profit

  The above-mentioned factors resulted in a reduction in gross profit, from R$ 77,237 million in 2011 to R$ 70,907 millio in 2012.

  Operating expenses

  Operating expenses increased by R$ 6,676 million, and the following is worth-mentioning:

  • Sales: Increase of R$ 654 million, due to higher transportation expenses, increase in sales volume, and higher personnel expenses under the 2011 and 2012 Collective Bargaining Agreement;

  • General and Administrative: Increase of R$ 1,195 million, reflecting higher personnel expenses, arising out of the 2011 and 2012 Collective Bargaining Agreement, increased workforce, as well as technical services hired;

  • Exploration costs: Increase of R$ 3,443 million, due to lower dry or non-commercial wells;

  • Other operating expenses: Increase of R$ 1,607 million, arising mainly from increased losses from lawsuits

  Net Financial Result

  Negative net worth of R$ 3,723 million (financial revenue of R$ 122 million in 2011), reflecting the effects of exchange rate depreciation on the higher net indebtedness.

  Analysis of Consolidated Assets - 2012:

  Cash and cash equivalents

  Reduction of R$ 8,119 million due to:

Annual General Meeting Extraordinary General Meeting

  • Net cash generated from operating activities in 2012 (R$ 54,145 million) was 4% less than in 2011 (R$ 56,322 million), mainly by the decrease in gross margin, due to the effect of exchange rate depreciation on oil imports, derivatives and government interests, along with a larger volume of imports in 2012 (excluding the portion of depreciation, depletion and amortization in cost of sales).

  • Cash used in investment activities increased from R$ 57,838 million in 2011 to R$ 74,939 million in 2012, with most being invested in Exploration & Production (R$ 41,933 million) and Supply (R$ 26,932 million) activities.

  The funds raised through borrowings (R$ 48,931 million) together with cash generated from operating activities (R$ 54,145 million) met part of the Company's capital requirements for investments, debt amortization and dividend payments, so R$ 8,119 million in cash and cash equivalents were used in 2012.

  Securities - Current

  Increase of R$ 4,508 million, compared to the balance at 12.31.2011, due to investments in bonds and securities classified as trading securities and with the purpose of selling in the short term, as described in explanatory note 6 of the financial statements for the year 2012.

  Accounts receivable, net - Noncurrent

  Increase of R$ 2,972 million, compared to the balance at 12.31.2011, due mainly to the classification of receivables from power sector as noncurrent assets, amounting to R$ 3,351 million, reflecting the expectation of realization thereof, after negotiations made throughout the year, as described in Explanatory Note 17.6 of the financial statements for the year 2012.

  Such receivables arise from the supply of fuel to thermal power generation plants, direct or indirect subsidiaries of Eletrobras, located in the northern part of the country. Part of the fuel supply costs to such thermal power generation plants is supported by the funds of the Fuel Consumption Account - CCC, managed by Eletrobras.

  The Company also supplies fuel to Independent Power Producers - PIE, companies created for the purpose of producing power exclusively to Amazon Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras, whose payments for the supply of fuel directly depend on the transfer of funds from AME to PIE.

  Securities - Noncurrent

  Reduction of R$ 5,388 million, compared to the balance at 12.31.2011, primarily reflecting the sale of Treasury Bills Series B. On 31/12/2011 such securities were classified as available for sale, in the non-current assets, and were held as collateral to the balances of the Financial Liability Instruments- TCF, executed in 2008 by the Company and Petros. Such collateral was replaced by petroleum stock and/or derivatives in July 2012 (as described in Explanatory Note 20.1 of the financial statements for the year 2012), thus enabling the sale of those securities.

  Deferred Income and social contribution taxes - Assets

  Deferred Income and social contribution taxes are recognized for temporary deficiencies between the carrying amount of the asset or liability and its tax base, tax losses and social contribution losses, if applicable. The recognitions in assets are carried out in proportion to the probability that future taxable profit will be available against which the temporary deficiencies can be used.

Annual General Meeting Extraordinary General Meeting

  The increase of R$ 3,251 million, compared to the balance at 31.12.2011, due to the recognition of deferred tax assets primarily related to tax losses (R$ 1,623 million) and the tax benefit on the allocation/payment of interest on the stockholders’ equity (R$ 1,259 million).

  The complete accounts of deferred taxes, as well as the expected realization thereof, are shown in Explanatory Note 19.2 of the financial statements for the year 2012.

  Fixed assets

  The increase of fixed assets in R$ 75,599 million due to investments targeted to increase production capacity of oil and natural gas, the modernization and expansion of the refining capacity and the integration and expansion of our transportation systems, through pipelines and systems distribution.

  Find below the account of assets, in R$ million:

FIXED ASSETS (ACCORDING TO THE TYPE OF ASSETS)
Controlling Company
Total (BRL million)
Balance on January 1st, 2011	280.737
Additions	59.879
constitution/review of an estimate for the dismantling of an area	2.532
compound interest	7.325
Business Combination	24
Write-offs	(3.264)
Transfers	7.588
Depreciation, amortization and depletion	(17.228)
“Impairment” - constitution	(758)
“Impairment” - reversal	96
Accumulated conversion adjustment	6.186
Balance on December 31st, 2011	343.117
Additions	71.360
constitution/review of an estimate for the dismantling of an area	10.719
compound interest	7.400
Business Combination	543
Write-offs	(5.577)
Transfers	7.644
Depreciation, amortization and depletion	(21.278)
“Impairment” - constitution	(792)
“Impairment” - reversal	500
Accumulated conversion adjustment	5.080
Balance on December 31st, 2012	418.716

  Analysis of Consolidated Liabilities - 2012:

  Loans

  Total indebtedness on 12.31.2012 grew by 26% compared to 12.31.2011, as a result of long-term borrowings and the impact of exchange rate depreciation of 8.9%. The main borrowings are presented in item 10.1,f,i of this form and in explanatory note 15 of the financial statements for the year 2012.

Annual General Meeting Extraordinary General Meeting

  Deferred Income and social contribution taxes - Liabilities

  The increase of R$ 6,032 million, compared to the balance at 31.12.2011, due to the recognition of deferred tax liabilities primarily related to temporary deficiencies on depreciation / depletion of oil and gas exploration and production assets (R$ 4,569 million) and the capitalization of financial charges (R$ 2,225 million).

  The complete accounts of deferred taxes, as well as the expected realization thereof, are shown in Explanatory Note 19.2 of the financial statements for the year 2012.

  Allowances for dismantling of areas

  The increase of R$ 10,453 million compared to the balance at 12.31.2011, reflecting the accounts below:

  allowances- dismantling areas

Initial Balance on 01/01/2012	8.839
Allowance Review	10.754
Use per payments	(571)
Interest Adjustment	258
Others	12
Final Balance on 12/31/2012	19.292

10.2.	The officers must comment on
	a.	the issuer's operations results, particularly:
i. description of any important revenue components
Our	receipts come from:

(a)	local sales, which consist of sales of oil derivatives (such as diesel, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, biofuels, electricity and petrochemicals;
(b)	export sales, which consist primarily of sales of crude oil and derivatives;
(c)	international sales (excluding export sales), which consist of sales of oil, natural gas and derivatives that are purchased, produced, refined abroad, and
(d)	Other receipts, including services, income on investments and foreign currency gains.

                        ii. factors that affected the operating results materially

2012	x 2011 Analysis - Consolidated

(a)	higher prices for exports and sales of oil derivatives in the domestic market, due to increases in gasoline and diesel and the currency effects (17%) on the prices of derivatives linked to the foreign market;
(b)

  increased demand in the domestic market (8%), particularly gasoline (17%), diesel (6%), aviation fuel (5%) and natural gas (17%), partially offset by lower exported oil volumes due to higher processed feedstock and lower oil production;

(c)	larger imported volumes of derivatives to meet the domestic market;

Annual General Meeting Extraordinary General Meeting

(d)	effect of exchange rate depreciation on imports of oil and derivatives and government interests;
(e)	an increase in depreciation and depletion due to the startup of new facilities;
(f)	higher operating expenses, particularly selling, general and administrative expenses, exploration costs and the recognition of losses from lawsuits, as described in item 10.1,h of this form.

             b. variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes, and the introduction of new products and services

  Sales receipts concerning exports and receipts from domestic sales of derivatives parameterized to the foreign market are influenced by exchange rate changes and changes in international oil prices.

Changes of Prices, Exchange Rates:
	2012	2011	Δ%

Economic and financial indicators
Brent crude (US$/bbl)	111.58	111.27	-
Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.96	1.67	17
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.04	1,88	9
Selic interest rate - average (%)	8,54	11,67	(3)

Price indicators
Domestic basic oil product prices (R$/bbl)	186,55	167,87	11
Sales price - Brazil*
. Crude oil (U.S. dollars/bbl) *	104,60	102,24	2
. Natural gas (U.S. dollars/bbl)	48,45	52,96	(9)
Sales price - International
. Crude oil (U.S. dollars/bbl)	94,37	91,37	3
. Natural gas (U.S. dollars/bbl)	17,99	17,28	4

* Average exports and domestic E&P transfer prices for the Supply.

Sales Volumes (mbbl/d)
	Mbbl/d

	2012	2011	Δ%

Diesel	937	880	6
Gasoline	570	489	17
Fuel oil	84	82	2
Naphtha	165	167	(1)
LPG	224	224	-
Jet fuel	106	101	5
Others	199	188	6
Total oil products	2.285	2.131	7
Ethanol and other products	83	86	(3)
Natural gas	357	304	17
Total domestic market	2.725	2.521	8

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Exports	554	633	(12)
International sales	506	563	(10)
Total international market	1.060	1.196	(11)
Total	3.785	3.717	2

            c. the impact of inflation, of the variation in the prices of the main input and products, and of the exchange and interest rates on the operating results and on the issuer's financial result

  2012 x 2011 Analysis

  Operating Profit

  The main impacts on operating results, in the referred variables, were:

  Products: higher prices for exports and sales of derivatives in the domestic market, due to increases in gasoline and diesel and the currency effects (17%) on the prices of derivatives linked to the foreign market;

  Inputs: effect of exchange rate depreciation on imports of oil and derivatives, trading operations and government interests.

  Financial Results: Losses of R$ 3,723 million, mainly due to the exchange rate on the indebtedness.

Financial Income
	R$ Million

	2012	2011	2012 X 2011

Exchange rate change and adjustment inflation on net debts *	(6.585)	(4.803)	(1.782)
Expenses arising from debts	(10.067)	(8.146)	(1.921)
Income arising from financial investments and bonds	3.322	4.906	(1.584)
Financial result on net debts	(13.330)	(8.043)	(5.287)
Compound financial burdens	7.430	7.361	69
Gains (losses) arising from financial instruments	(89)	(387)	298
Income arising from bonds and securities	1.862	480	1.382
Other net financial expenses and income	834	(93)	927
Other net exchange rate change and adjustment inflation	(430)	804	(1.234)
Net Financial Result	(3.723)	122	(3.845)
Financial Result
Income	7.241	6.543	698
Expenses	(3.950)	(2.422)	(1.528)
net exchange rate change and adjustment inflation	(7.014)	(3.999)	(3.015)
	(3.723)	122	(3.845)

  (*) Inflation Adjustment on loans in local currency parameterized to the change of the dollar value.

  10.3. The officers must comment on the relevant effects the following events have caused or are expected to cause on the issuer's financial statements and results:

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  a. introduction or transfer of operating segment

  No changes compared to 2011.

  b. Constitution, acquisition or disposal of equity interest

  Merger of Petroquisa and partial spin-off of BRK

  On January 27th, 2012, the Special Meeting of Shareholders of Petrobras approved the merger of Petrobras Quimica S.A. - Petroquisa and the spin-off of BRK Investimentos Petroquímicos S.A. - BRK upon transfer of the spun-off portion to the shareholders of Petrobras, without a capital increase.

  Execution of an agreement - Pasadena Refinery

  On June 29th, 2012, the Company executed an out-of-court settlement providing for the termination of all lawsuits between the companies of the Petrobras Group and the companies of the Belgian group Transcor / Astra, the controlling company of Astra Oil Trading NV (Astra), including those related to arbitration which acknowledged in April 2009 the exercise of the put option concerning the shares of Astra to Petrobras America S.A. – PAI, its shareholding (50%) in Pasadena Refining System Inc – PRSI and Trading Company.

  The value established in the settlement of US$ 820.5 million was already mostly accrued for payment, leaving the supplement of US$ 70 million (equivalent to R$ 140 million), accrued in the second quarter of 2012. Upon execution of the agreement and payment of the corresponding value, which occurred on the same date of execution of the agreement, the parties give full and general release over all lawsuits between them.

  Fair value valuation - GBD

  Fair value valuation of purchased assets and assumed liabilities of the subsidiary Gas Brasiliano Distribuidora S.A. -GBD was completed in June 2012, whose shares were purchased by Petrobras Gas S.A.- Gaspetro in 2011. Such valuation resulted in the allocation of the purchase price of R$ 444 million (equivalent to US$ 280 million) comprised of intangible assets in the amount of R$ 332 million and other assets and liabilities in the amount of R$ 112 million, so there was no recognition of goodwill.

  Petrobras Logística de Exploração e Produção S.A. - PB-LOG

  On July 31st, 2012, Alberto Pasqualini S.A. - REFAP was renamed Empresa de Logística de E&P S.A., following the transfer of its refining assets to Petrobras, with the new goal to provide logistics services for exploration and oil production operations in Brazil and whose operating activities were not initiated. On November 1st, 2012 Empresa de Logística de E&P S.A was renamed Petrobras Logística de Exploração e Produção S.A. - PB-LOG. The Company’s equity was not affected due to the transfer of assets.

  c. unusual events or operations

  None.

10.4.	The officers must comment on:
a. significant changes made to accounting practices
None.

       b. significant effects of the changes made to accounting practices

  None.

       c. exceptions and highlights in the auditor’s opinion

  None.

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  10.5. The officers must name and comment on the critical accounting policies the issuer has adopted, exploring, particularly, accounting estimates made by the management regarding uncertain and relevant issues for the description of the financial status and the results, which require subjective or complex judgment, such as contingency provisions, acknowledgment of the revenue, tax credits, long-lasting assets, noncurrent asset useful life, pension plans, conversion adjustments made in foreign currency, environmental recovery costs, criteria used to test asset and financial instrument recovery

  Functional currency

  The functional currency of Petrobras, as well as of its Brazilian subsidiaries, is Real. The functional currency of certain subsidiaries and special purpose entities operating in the international economic environment is the U.S. dollar and the functional currency of Petrobras Argentina S.A. is the Argentine peso.

  The income statement and the cash flow from investees in a stable economic environment with a functional currency other than the Controlling Company’s currency, are converted into reais at the monthly average exchange rate, assets and liabilities are converted at the final rate and other items of the owners’ equity are converted at the historical rate.

  Exchange rate changes on investments in subsidiaries and affiliates with a functional currency other than the Controlled Company’s currency, are recorded in equity as cumulative conversion adjustments and are transferred to the income statement when the investments are implemented.

  Use of estimates

  The preparation of financial statements requires estimates for certain assets, liabilities and transactions. Such estimates include: oil and gas reserves, liabilities of pension and plans, depreciation, depletion and amortization, abandonment costs, allowances for lawsuits, fair value of financial instruments, present value adjustments of accounts receivable and payable of relevant transactions, income tax and social contribution. Although the Management uses assumptions and judgments that are reviewed periodically, actual results may differ from such estimates.

  Recognition of receipts, costs and expenses

  Revenue is recognized when it is probable that economic benefits will be generated for the Company and when their value can be measured reliably, comprising the fair value of the consideration received or receivable for the sale of products and services, net of returns, discounts, taxes and charges on sales.

  Receipts from oil sales, derivatives, natural gas, biofuels and other related products are recognized in the result when the risks and benefits inherent to the product are transferred to the purchaser, which generally occurs upon delivery, while sales of freight and other services are recognized based on realization thereof.

  The financial income and expenses mainly include interest income on investments and government securities, interest expense on borrowings, gains and losses on fair value valuation, according to the classification of the security, in addition to net inflation adjustment and exchange rate changes. Financial expenses exclude costs with loans attributable to the construction of assets that require a substantial period of time to be ready for use, which are capitalized as part of cost of the asset.

  Receipts, costs and expenses are recognized on an accrual basis.

  Cash and cash equivalents

  Including cash, available bank deposits and short-term high liquidity financial investments maturing within three months from the date of the original contract, readily convertible into known amounts of cash and subject to insignificant risk of changes in value.

  Securities

  The Company classifies securities according to the order determined by the Board for which they were purchased and determines the classification at initial recognition to such financial assets, according to the following categories:

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  - Trading securities - are purchased for purposes of sale in the short term and measured at fair value. The interest, inflation adjustments and changes arising from the fair value valuation are recorded in the result.

  - Securities held to maturity - are purchased with the intent and ability to hold in the portfolio until maturity, are recognized and carried at amortized cost, using the effective interest rate method, and income allocated to the result.

  - Securities available for sale - are non-derivative instruments that are designated in this category or not classified in any other category. They are measured at fair value and interest and inflation adjustments are recorded in the result, while the changes resulting from fair value valuation are recorded in the owners’ equity, in equity valuation adjustments, being transferred to the result upon liquidation of the security.

  Accounts receivable

  They are initially recorded at the fair value of the consideration to be received and subsequently measured at amortized cost, using the method of effective interest rate being less losses on doubtful accounts.

  The Company recognizes losses on bad debts upon objective evidence that it will not be able to receive the amounts owed by customers, as in cases of significant financial difficulties of the debtor and possible filing for bankruptcy or court-supervised reorganization.

  Loans and financing

  Recognized at fair value less transaction costs incurred and, after initial recognition, they are measured at amortized cost using the effective interest rate method.

  Financial derivative instruments and hedging activities

  Financial derivative instruments are recognized and measured at fair value and are classified as assets or liabilities on the balance sheet.

  Changes in fair value of derivatives are recorded each year as gains or losses in the income statement for the period, except when the transaction is eligible and characterized as an effective hedge in the form of cash flow.

  In transactions involving derivatives designated and qualified as hedging instruments of cash flow, the effective portion of gains and losses arising from changes in fair value are recognized in the owner’s equity in equity valuation adjustments, being transferred to the income statement when the hedged item is actually performed. The ineffective portion of the hedge is recorded in earnings.

  Inventory

  Inventories are determined by the average cost of purchase or production (weighted moving average method) and are summarized as follows:

  - Raw materials - consisting mainly of crude oil inventories, which are stated at average cost of production or importation, adjusted when applicable, to its net realizable value;

  - Products - comprises mainly oil derivatives and biofuels, which are stated at average purchase cost or production, adjusted when applicable, to its net realizable value;

  - Materials and supplies for maintenance - represent production inputs and operating materials and consumption which will be used in the activities of the Company, except raw materials, and are stated at average purchase cost, not exceeding the replacement cost.

  The net realizable value comprises the estimated selling price in the ordinary course of business, less estimated costs of completion and those required for the completion of the sale.

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  Imports in transit are stated at cost identified.

  Corporate investments

  Investments in jointly controlled companies and affiliates in which the management has significant influence, and in other companies that are part of the same group, are valued by the equity method. In the individual financial statements, investments in subsidiaries are also valued by the equity method.

  Business combinations and goodwill

  The purchase is analyzed on a case-by-case basis to determine whether the transaction is a business combination or an asset purchase. Transactions between entities under common control are not defined as a business combination.

  The assets and liabilities purchased in a business combination are accounted for in accordance with the purchase method and are recognized by their respective fair values. Any excess of the purchase cost over the fair value of net assets purchased (purchased identifiable assets and liabilities, net) is recognized as goodwill in intangible assets. When the purchase cost is less than the fair value of net assets purchased, a gain from a bargain purchase is recognized in income.

  Changes in interests in subsidiaries that do not result in loss of control are recognized directly in equity as additional capital contribution, by the difference between the price paid/received and the book value of the interest purchased/sold.

  For any purchase of interest in affiliates and jointly controlled companies, without obtaining control, although it is not defined as a business combination, the net assets purchased are also recognized at fair value, the goodwill being presented in the investment.

  Oil and Gas Exploration and Development Expenses

  Expenses arising from exploration and development of oil and gas are accounted for under the successful efforts method, considering the following general characteristics:

  - Expenses related to geological and geophysical activities are recognized as expenses in the period they are incurred;

  - Amounts related to the acquisition of rights and franchises for the exploration of oil and natural gas are initially capitalized;

  - Exploration costs directly associated with the drilling of wells are initially capitalized as fixed assets until proven reserves related to the well are verified or not. Costs subsequent to the drilling of the well continue to be capitalized provided that the volume of reserves discovered justify its future recognition as a production well and studies of the reserves and the economic and operating viability of the project are ongoing. An internal committee of technical executives from Petrobras reviews, on a monthly basis, the technical conditions of each well, taking into account geology, geophysics and engineering data, economic conditions, operating methods and government regulations;

  - Exploratory dry wells, or those without economic feasibility, and other costs related to non-commercial reserves, are recognized as an expense in the period when identified as such;

  - Construction, installation and completion of infrastructure such as platforms, pipelines, drilling of development wells and other costs related to the development of economically viable and proven reserves are capitalized in fixed assets.

  Fixed assets

  Stated at purchase cost or construction cost, representing the costs to place the asset in operating condition, adjusted for inflation during hyperinflationary periods, as well as the at present value of the estimated costs of dismantling and removing the asset and restoring the site in which it is located, less accumulated depreciation and loss due to impairment of assets.

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  The rights aimed at tangible assets intended to maintain the Company's activities, arising from operations transferring the benefits, risks and control of such assets (finance leases), are initially recognized at fair value or, if lower, at the present value of minimum contract payments and are depreciated in accordance with the rules applicable to fixed assets. Where the Company has no reasonable certainty that it will obtain ownership of the asset at the end of the contract term, the assets are depreciated over the lesser of their useful life and the lease term.

  Material expenses with maintenance of industrial plants and ships, including spare parts, assembly services, among others, are registered in the fixed assets, if the recognition criteria are met. Such maintenances occur on average every four years and their expenses are amortized as cost of production until early next stop.

  Financial charges on borrowings, when directly attributable to the purchase or construction of assets, are capitalized as part of the cost of such assets. Financial charges on funds raised without any specific destination, used for the purpose of obtaining a qualifying asset are capitalized at the average rate prevailing during the loan period, applied to the balance of construction in progress. Such costs are amortized over the estimated useful lives or by the units of production method of the related assets.

  Exploration and development assets of oil and gas production are depreciated/ amortized from the commencement of production from the field, considering the following criteria:

  i) captive equipment and facilities to their developed wells are depreciated according to the units of production method, considering the monthly production volume in relation to proven developed reserves of each production field ii) other assets, contemplating the one with the lowest useful life than the life of the field or which are linked to fields in various stages of production development, are depreciated by using the straight-line method, and iii) rights and franchises are amortized according to the units of production method, considering the volume of monthly production in relation to total proved reserves of each production field;

  Reserves are estimated by experts of the Company, in accordance with the definitions set forth by the Securities and Exchange Commission - SEC, and reviewed annually, or in a smaller period, if there is evidence of significant changes.

  Land is not depreciated. Other fixed assets are depreciated according to the straight-line method based on estimated useful lives, which are stated per asset class in explanatory note 11 of the financial statements for the year 2012.

  Intangible

  Stated at the purchase cost, less accumulated amortization and impairment losses. It consists of rights and franchises which primarily include signing bonuses paid for obtaining franchises for oil or natural gas exploration, assignment for consideration of exploration rights in blocks of the area of the pre-salt layer, public service franchises, in addition to brands and patents, software and goodwill for expected future profitability arising from the purchase of a controlling interest. In the individual financial statements, the goodwill for expected future profitability is presented in the investment.

  The rights and franchises related to signing bonuses of the franchises and assignment for consideration, upon declaration of commerciality of the fields, are reclassified to fixed asset account.

  The signing bonus of franchises and assignment for consideration, while in intangible assets are not amortized, and the other intangible assets are amortized on a straight-line basis over the estimated useful life.

  Internally generated intangible assets, excluding development costs that meet all regulatory criteria, are not capitalized, so they are recognized as expense in the period in which they were incurred.

  Intangible assets with indefinite useful lives are not amortized but are tested annually for losses due to impairment, individually or in the level of the cash generating unit. The assessment of indefinite life is reviewed annually to determine whether this assessment is still justifiable. Otherwise, the change in useful life from indefinite to definite is done prospectively.

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  Deferred

  The Company maintained the balance of deferred charges at December 31st, 2008 at the individual, which will continue to be amortized over 10 years, subject to the test of impairment of assets in accordance with the Law 11.941/09.

  Impairment of assets

  The Company evaluates fixed assets, intangible assets with definite useful lives and deferred charges (individual) when there are indications of impairment of the carrying value. The assets related to exploration and development of oil and gas and those that have an indefinite useful life, such as goodwill for expected future profitability, arising from a business combination, have the recovery of their value tested annually, regardless of evidence of impairment.

  In applying the impairment test, the carrying amount of an asset or cash-generating unit is compared with its recoverable amount. The recoverable amount is the higher of the net sales value of an asset and its value in use. Considering the particularities of the Company’s assets, the recoverable amount used for evaluation of the impairment test is the value in use, unless specifically indicated.

  Such use value is estimated based on the present value of future cash flows, which is the result of the Company's best estimates. Cash flows arising from the continued use of the related assets are adjusted for specific risks and use the pre-tax discount rate. Such rate is derived from the after-tax rate structured in the Weighted Average Cost of Capital (WACC). The main assumptions of the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the company's portfolio, market operating costs and investments needed to implement the projects.

  Such assessments are made at the lowest level of assets for which there are identifiable cash flows. The assets related to exploration and development of oil and gas production are reviewed annually, field by field, in order to identify possible impairment losses, based on the estimated future cash flows.

  The reversal of previously recognized losses is permitted, except in relation to the reduction in value of goodwill for expected future profitability.

  Leases

  Leases in which the Company assumes substantially all the risks, benefits and control of assets are recognized in liabilities as finance leases. Where the Company is the lessor, such contracts are recognized as receivables in assets.

  Leases in which a significant portion of the risks and rewards of ownership remain with the lessor are classified as operating leases and payments are recognized as an expense in the income statement over the term of the contract.

  Dismantling areas

  Represent future expenditures with the obligation to restore the environment and demobilize and decommission the production units, based on the depletion of the explored area or by permanent suspension of activities in the area for economic reasons. They are recognized in fixed assets at the present value, discounted at a credit-adjusted risk-free rate as part of the value of assets that gave rise to them, provided there is a legal obligation and its amount can be estimated reliably, with an offsetting for the record of an allowance in the Company's liabilities. Interest incurred by the adjustment of the allowance is classified as interest expense. The estimates of dismantling area reviewed annually are affected by depreciation/amortization on the same basis of core assets.

  The future liability for dismantling the production area is recorded upon declaration of commerciality of each field, and depreciation/amortization is carried out based on units of production method, only to proved developed reserves.

  Income tax and social contribution

  For purposes of calculating the income tax and social contribution on current net income, the Company adopted the Transitional Tax Regime - RTT, as prescribed by Law 11.941/09, i.e., when determining the taxable income, it took into account the accounting criteria of Law 6.404/76, before the amendments of Law 11.638/07. The costs of income tax and social contribution for the period comprise current and deferred taxes. Taxes on temporary deficiencies generated by adopting the new corporate law, were recorded as deferred taxes assets and liabilities.

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  Deferred taxes and social contribution are recognized for temporary deficiencies between the carrying amount of the asset or liability and its tax base, tax and social contribution losses, if applicable. The recognitions are held in assets in proportion to the probability that future taxable profit will be available against which the temporary deficiencies can be used.

  Employee benefits

  Actuarial liabilities with pension and healthcare plans are accrued based on actuarial calculation made annually by an independent actuary, according to the projected unit credit method, net of collateral assets of the plan, if applicable, and the costs related to the increase in the present value of the obligation result from the service provided by the employee, recognized in income over the employees' working period.

  The projected unit credit method considers each period of service as the taxable event of an additional unit of benefit, which are accumulated to calculate the final obligation.

  Gains and losses arising from adjustments based on experience and changes in actuarial assumptions, are included or excluded, respectively, in the determination of net actuarial liability and are amortized over the average remaining service period of active employees in accordance with the corridor method.

  The actuarial assumptions concerning variables that determine the final cost to provide post-employment benefits include: biological and economic estimates, estimates of medical costs, as well as historical data on costs and employee contributions.

  The Company also contributes to defined contribution plans, in which percentages are based on payroll, and such contributions are expensed as incurred.

  Social Capital and Shareholder Remuneration

  The share capital is represented by common and preferred shares. The incremental costs directly attributable to issue of shares are presented as a deduction from equity, additional capital contribution, net of tax effects.

  Preferred shares have priority in case of return of capital and receipt of dividends at least 3% of the net asset value of the share, or 5% calculated on the capital represented by such class of shares, whichever the largest, holding interest, equally with the common shares, in capital increases resulting from the incorporation of reserves and profits. Preferred shares do not ensure any voting rights and are not convertible into common shares and vice versa.

  Remuneration to shareholders is made in the form of dividends and/or interest on the stockholders’ equity based on the limits set out in the Company's bylaws.

  The tax benefit of interest on the stockholders’ equity is recognized in the income statement.

  Government subsidies and assistance

  Government subsidies are recognized when there is reasonable certainty that the benefit will be received and all relevant conditions are met.

  Concerning an expense item, the benefit is recognized as revenue over the period of fruition, in a systematic manner, in relation to costs whose benefit is to be compensated. Concerning an asset, the benefit is recognized as deferred revenue, being allocated to income in equal amounts over the expected useful life of the corresponding item.

  New rules and interpretations

  During 2012, the following rules issued by the IASB entered into force, but did not impact the Company's financial statements:

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    Amendment to IFRS 7 - Disclosures: Transfers of Financial Assets.
    Amendment to IAS 12 - Deferred Tax: Recovery of Underlying Assets: criteria for determining the tax basis of an asset.

  The rules issued by the IASB which are not yet effective and were not adopted in advance by the Company until December 31st, 2012 are the following:

Standards	Description	Effective Date (*)
Amendment to IAS 1, ‘Financial statement presentation’, regarding other comprehensive income

  Requires for entities to group items pres ented in ‘other comprehensive income’ (OCI) on the bas is of whether they are potentially reclas sifiable to profit or loss subsequently (reclas sification adjustments).

July 1, 2012
Amendments to IAS 19 - “Employee Benefits ”

  Eliminates the corridor method for recognizing actuarial gains or loss es, and require the calculation of finance costs on a net funding bas is.
  Simplifies the presentation of changes in as sets and liabilities of defined benefit plans and expands the dis closure requirements .

January 1, 2013
IFRS 10 - "Consolidated Financial Statements "

  Defines principles and requirements for the preparation and pres entation of cons olidated financial statements when an entity controls one or more other entities.
  Establishes the concept of control as the bas is for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the inves tee.

January 1, 2013
IFRS 11 - Joint Arrangements

  Establishes principles for disclos ure of financial statements of entities that are parties of joint agreements.
  There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in ass ets, liabilities , revenue and expenses .
  Joint ventures aris e where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

January 1, 2013
IFRS 12 - Disclosure of Interests in Other Entities

  Consolidates all the requirements of disclos ures that an entity s hould carry out when participating in one or more entities , including joint arra ngements , associates , special purpose vehicles and other off balance sheet vehicles .

January 1, 2013
IFRS 13 - Fair Value Measurement

  Provides a precise definition of fair value , expla ins how to calculate it (one single source of measurement )and determines what must be dis closed.
  The requirements do not extend the use of fair value accounting but provide guidance on how it s hould be applied where its us e is already required or permitted by other standards.

January 1, 2013
Amendments to IFRS 7 - Disclosures – Offesetting Financial Ass ets and Financial Liabilities )	Establishes dis closure requirements for compens ation agreements of financial as sets and liabilities.	January 1, 2013
IAS 27 (revised 2011) -"Separate financial s tatements"	Includes the provisions on separate financial s tatements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.	January 1, 2013
IAS 28 (revised 2011) - "As sociates and joint ventures "	Includes the requirements for joint ventures, as well as ass ociates, to be equity accounted following the is sue of IFRS 11.	January 1, 2013
IFRS 9, "Financial ins truments " and Amendments

  IFRS 9 retains but s implifies the mixed measurement model and es tablis hes two primary measurement categories for financial assets: amortized cost and fair value.
  The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
  The guidance in IAS 39 on impairment of financial a ssets and hedge accounting continues to apply.
  The Amendment postpones the date of enforcement from 2013 to 2015 . Also eliminates the requirement for republication of comparative information and requires additional disclosures about the trans ition to IFRS 9.

January 1, 2015

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  (*) Rules in force as of fiscal years beginning on or after such dates.

  The estimated effect of the amendment to IAS 19, with the elimination of deferred actuarial losses of pension and health plans (corridor method) will result in an increase in net actuarial liabilities of R$ 21.1 billion, with an offsetting increase of the deferred tax assets of R$ 6.1 billion, and a reduction of R$ 15 billion in the Company’s equity.

  As for the other amendments and new rules listed above, the Company estimates that adoption thereof will not bring significant impacts on its financial statements.

  10.6. Regarding the internal controls adopted to ensure reliable financial statements are prepared, the officers must comment on:

  a. efficiency levels of such monitoring mentioning possible imperfections and measures taken in order to correct them

  The Petróleo Brasileiro - Petrobras and subsidiaries (“the Company”) administration is responsible for establishing and maintaining the effective internal controls to the preparation and disclosing of consolidated accounting statements.

  The Company’s internal controls referring to the preparation and disclosing of consolidated accounting statements are processes developed by or under the supervision of the Company’s Audit Committee, the Chairman and the Financial Director and executed by the directors and other officers in order to provide reasonable safety in relation to the dependability of the development process and disclosing of the financial reports and to the development of accounting statements for external use, according to the accounting principles generally accepted.

  Due to the own limitations, the internal controls on the development process and disclosing of the consolidated accounting statements may not avoid or detects mistakes properly. Therefore, even the established systems that are considered effective may provide only reasonable safety relative to the process of development and disclosing of consolidated accounting systems. Similarly, the future appraisals of the efficiency of the internal controls are subject to the risk that the controls may become inadequate due to the changes in the conditions or that the level of compliance of the policies or procedures may deteriorate.

  The Administration has assessed the efficacy of the Company’s internal controls referring to the process of development and disclosure of the consolidated accounting statements on December 31, 2012. Based on this assessment, the Administration has concluded that, on December 31, 2012, the Company’s internal controls referring to the development of the consolidated financial statements are effective.

  b. deficiencies and recommendations on internal monitoring on the report by the independent auditor

  The independent auditors of PricewaterhouseCoopers (PwC) Auditores Independentes do not identify, during the execution of the audit, deficiencies or recommendations on the Company's internal controls that could affect the opinion on the financial statements for the year closed on December 31st, 2012.

  They communicated to the Company’s administration the recognition of significant deficiencies in the procedures for the investment impairment test performance in associated companies, but it don’t affect in a relevant manner the company’s equity, financial valuation and results.

  The Administration is developing improvements within the investment impairment test procedures, envisaging to strengthen the evaluation process in conformity to all IAS 36 requirements – Impairment of Assets and CPC 01 (R1) –Reduction on Assets Recoverable Value

10.7.	If the issuer has made a public offer to distribute securities, the officers must comment on:

     a. how the resources resulting from the offer were used

  In   2010, the Company made a global offer of shares in the amount of R$120 billion, considering the Supplementary  In Lot and the Additional Lot. Net resources, including LFT, are used (1) to compensate the Onerous Assignment and (2) to continue developing all of our business segments. We intend to allocate those net resources specifically as follows:

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    approximately 62.2% to compensate the Onerous Assignment, according to Act 12,276; and
    approximately, 37.8% applies to finance our investments, which, according to our Business Plan for 2013- 2017, are of USD 236,7billion, as well as for keeping a capital structure and proper leveraging indexes.

  b. if there were relevant deviations between the actual use of the resources and the use proposals announced in the prospectus for the actual distribution

  Not applicable.

  c. if there were deviations, the reasons for such deviations

  Not applicable.

  10.8. The officers must describe the relevant items that are not made clear in the issuer's financial statements, indicating:

a.	Assets and liabilities directly or indirectly owed by issuer, which are off-balance sheet items, such as:
	i.	operating leases assets and liabilities
	ii.	sold receivables portfolios in which the entity has risks and responsibilities, indicating the respective liabilities
	iii.	future product or service purchase and sale agreements
	iv.	unfinished construction contracts
	v.	future financing receipt agréments

  b. other items that are not featured in the financial statements

  Not applicable.

  On December 31st , 2012, there were no off balance sheet items that have, or may have a material effect on our financial condition, receipts or expenses, operating results, liquidity, capital expenditures or capital funds.

  The following table summarizes our contract obligations and outstanding commitments on 12.31.2012:

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	R$ millon

	Payments due by Period

	Total	2013	2014- 2017	2018 onwards

Contractual obligations
Items of the balance sheet*
Debt obligations	186.529	5.711	70.204	110.614
With transfer of benefits, risks and controls of assets	213	16	66	131
Total of items of the balance sheet	186.742	5.727	70.270	110.745
Other long-term contractual commitments
Natural gas ship or pay	8.719	1.336	4.907	2.476
Contract service	128.030	55.770	56.102	16.158
Contracts for the supply of natural gas	33.694	5.689	19.532	8.473
Without transfer of benefits, risks and controls of assets	166.720	34.175	72.162	60.383
Purchase commitments	41.160	12.591	24.639	3.930
International purchase commitments	42.471	17.950	18.571	5.951
Total other long-term commitments	420.794	127.511	195.913	97.371
Total	607.536	133.238	266.183	208.116

  * Not including obligations with post-employment benefits. Please refer to explanatory note 24 in the Financial Statements.

  10.9. Regarding each of the items that is not featured in the financial statements shown in item 10.8, the officers must comment on:

a.	how such items change or may come to change the revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements

  As described in item "10.8" of this Reference Form, there were no relevant undisclosed items in the company's financial statements that change or that may change revenues, expenses, operating result, financial expenses or others items of the company's financial statements.

b.	nature and purpose of the operation

  As described in item "10.8" of this Reference Form, there were no relevant undisclosed items in the company's financial statements that change or that may change revenues, expenses, operating result, financial expenses or others items of the company's financial statements.

c.	nature and amount of the obligations taken on and the rights generated in favor of the issuer as a result of the operation

  As described in item "10.8" of this Reference Form, there were no relevant undisclosed items in the company's financial statements that change or that may change revenues, expenses, operating result, financial expenses or others items of the company's financial statements.

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  10.10. The officers must indicate and comment on the main elements in the issuer's business plan, exploring, specifically, the following issues:

a.	investments, including: i. quantitative and qualitative description of the investments in progress and the foreseen investments

  The 2013-2017 Business & Management Plan (2013-17 BMP), disclosed by the Company on march 15th, 2013, provides for investments of US$ 236.7bn, maintaining the same level of investments as last year’s Plan.

  As a continuation of the 2012-16 BMP, the 2013-17 BMP was based on the following principles:

    Maintaining the same production targets for oil & natural gas production;
    No additional projects, except those related to oil & natural gas exploration and production in Brazil;
    Incorporating the results of the structural support programs: PROCOP, PROEF, PRCPoço and INFRALOG;
    Expanding the scope of the divestment program (PRODESIN).

  All 2013-17 BMP projects incorporate the use of S-Curves and projections are based on an analysis of executing these curves. The S-Curves are closely monitored by the Executive Board in order to ensure that the Plan´s targets are met.

  The 2013-17 BMP maintains the project management practice of separating projects into four phases according to their maturity. The portfolio of projects under implementation amounts to US$ 207.1bn and includes all Phase IV projects that have already been contracted, and all E&P projects in Brazil.

  The portfolio under evaluation, with US$ 29.6bn, encompasses projects of other business areas that are currently in Phase I (opportunity identification), II (conceptual project) and III (basic project) which, in order to proceed to the implementation phase, must have their technical and economic feasibility confirmed (Phase III approval).

  The analysis of the 2013-17 BMP portfolio resulted in the maintenance of 2012-16 BMP projects for the 2013-17 period, without including or excluding new projects in the portfolio under implementation, except for cases of E&P in Brazil where, in order to meet planned production targets, there were inclusions and exclusions as well as accelerations and postponements of projects.

  2013-2017 Business & Management Plan (US$ 236.7bn)

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  The Exploration & Production segment in Brazil will invest US$ 147.5bn, which represents an increase of US$ 15.9bn from 2012-16 BMP, mainly due to the inclusion of 2017 investments that reflect the acceleration of planned production between 2016 and 2020. Of the investment total, 73% will be allocated to production development, 16% to exploration and 11% to infrastructure. Pre-salt and Transfer of Rights investments correspond to 68% of the total amount invested in production development.

  The portfolio of projects under implementation has allocated US$ 43.2bn investments for investments in Downstream, the principal projects being the Abreu e Lima Refinery and the first phase of Comperj. Downstream investments were reduced by US$ 12.6bn versus the 2012-16 BMP, due to the completion of investments in quality and conversion, and the completion of the new refineries by 2016. Additional refining projects, under evaluation, advanced in their maturity phase and are currently being optimized to align costs with international standards.

  The Gas&Power segment has US$ 9.9 bn allocated in the 2013-17 BMP, of which US$ 5.9bn is for the completion of projects under implementation, notably the Três Lagoas Fertilizers Plant and the Baixada Fluminense Thermal Power Station.

  The Distribution business has investments of US$ 2.9bn in projects under implementation, with highlight to logistics projects aimed at maintaining market leadership and increasing market share in the automotive segment.

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  The Biofuels segment has allocated investments of US$ 1.1bn in projects under implementation. Most resources are related to ethanol and biodiesel projects.

  The International area will have investments of US$ 3.2bn in the portfolio under implementation, with stronger emphasis on the E&P segment, which represents 90% of these investments.

  The 2013-2017 BMP continues with supporting programs initiated in 2012, and incorporates new initiatives, totaling 5 (five) programs that support the Plan and contribute to the Company’s profitability:

(a)

  Campos and Rio de Janeiro Basins Operational Efficiency Improvement Program (Proef) – Increases reliability of achieving the oil production curve by improving operational efficiency and integrity of older Campos Basins production systems and reducing risks of efficiency losses of newer production systems.

(b)

  Operating Expenses Optimization Program (Procop) – Increases cash flow generation, productivity and strengthens management model geared towards cost excellence, with operating expenses (opex) savings target of R$ 32bn from 2013 to 2016.

(c)	Divestment Program (Prodesin) – Contributes to financing the Plan through the sale of assets in Brazil and overseas with cash proceeds estimated at US$ 9.9bn in 2013, largely.
(d)

  Logistical Infrastructure Optimization Program (Infralog) – Integrated planning, monitoring and management of projects and actions to meet Petrobras’ logistical infrastructure needs by 2020. By seeking simpler logistical solutions and capturing synergies among the company’s business areas, investment reductions have already been incorporated into the 2013-17 BMP, notably US$ 2.6bn in E&P.

(e)

  Well Cost Reduction Program (PRC-Poço) – Reduces well costs (capex), optimizes project scopes and productivity gains through 23 initiatives due to the significant increase of the drilling rigs fleet under operation and the relevance of wells construction capex in the E&P budget from 2013 to 2017 (38%). Identified gains of US$ 1.4bn, already incorporated into the 2013-17 BMP, from initiatives related to decreasing well construction time and optimizing operational sequencing.

  ii. investments' financial sources

   In evaluating the capacity to finance the Plan, the company based cash flow generation on a long term Brent price per barrel of US$ 100 and an exchange rate ranging between R$2.00/US$ and R$1.85/US$.

  The resources necessary to finance projects under implementation will come from operating cash flow generation (US$ 164.7bn), use of surplus cash (US$ 10.7bn), divestment and financial restructuring (US$ 9.9bn) and debt (US$ 61.3bn gross, US$ 21.4bn net).

  2013 will experience higher annual investment combined with less operating cash flow generation, however this situation will be reverted during the Business and Management Plan period, with free cash flow, before dividends, becoming positive as of 2015.

  The increase of cash flow generation due to production growth and investments maturation will reduce the need for financing during 2013-17. In 2017, is expected to have an operating cash flow generation of approximately US$ 50bn per year.

  Financial leverage will not exceed 35%, keeping within the target of 25-35% and the net debt/EBITDA ratio will return, as of 2014, to the limit established by the company of up to 2.5x, ending 2017 at 27% and 1.65x, respectively.

  iii. relevant on-going divestments and foreseen divestments

  The Divestiture Program (PRODESIN) provides funds for BMP 2013-17 and the optimization of the Portfolio of Assets of Petrobras. Prodesin foresees the sale of assets in Brazil and overseas with cash proceeds estimated at US$ 9.9bn in 2013, largely.

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  b. in case they are already disclosed, it shall point the acquisition of plants, equipment, patents or other assets materially influencing the issuer production capacity

  In 2012, aligned with the Strategic Plan of the Company, the following purchases were carried out:

  • Purchase of 100% of issue shares of Araucaria Nitrogen S.A. ("Araucaria Nitrogen"), upon execution of an agreement with Vale S.A. ("Vale").

  • Execution of an Investment Agreement, transferring 40% of the controlling interest of Gas Brasiliano Distribuidora S.A. ("GBD") to Companhia Energética de Minas Gerais ("Cemig"). The agreement results in a company with 60% of interest in Petrobras Gas S.A. ("Gaspetro"), which up to that moment controlled 100% of the GBD, and 40% of Cemig.

  c. new products and services:

  i. description of on-going and already disclosed research

  Petrobras is deeply engaged in research and development as a way to expand the search for new frontiers of production and achieve continuous improvements in its operations. The company has a history of successfully developing and deploying innovative technologies, including the means of drilling, completion and production of deepwater wells. Petrobras is one of the largest investors in research and development among major oil companies in the world and invests a considerable portion of its receipts in research and development. The Brazilian franchise agreements for oil and gas require investments of at least 1% of gross receipts of the franchise arising from the oil fields with high productivity in research and development. Up to half of such funds may be invested in research facilities in Brazil and the rest will be invested in research and development in Brazilian universities and institutions registered with the Brazilian Oil Agency (ANP) for such purpose.

  The main results obtained in research and development by Petrobras in 2012 were the following:

  • Completion of a new geological model of the Brazilian Atlantic Continental Margin, which will allow more accurate estimates of the exploratory risks inherent to offshore sedimentary basins;

  • Update of a geological evolution model for the Parnaíba Basin, improving the analysis of the factors affecting the presence of accumulations of oil and gas in that area;

  • Completion of a three-dimensional seismic velocity model for the discovery of Jupiter, in the pre-salt Santos Basin. Such model will determine the most appropriate strategies for acquisition, processing and interpretation, which will improve the visualization of reservoirs, important for optimizing investments in the phases of exploration and production development;

  • Application of the latest technology and analysis in simulators developed at Petrobras which assisted in the drilling of the first horizontal well in the pre-salt. The use of such type of well reduces development costs of the pre-salt, allowing an increase in the production by using a smaller number of wells;

  • Installation of the first intelligent completion systems in the pre-salt, which will increase production;

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  • Start-up of the largest helico-axial multiphase pump currently operating in the world, developed by Petrobras and Framo Engineering, which increased production in the Barracuda Field by about 6 thousand barrels of liquids per day;

  • Start-up of the subsea seawater injection system developed by Petrobras and Framo Engineering, which currently injects 500 m3/d in the Albacora Field, in the Campos Basin;

  • Preparation of Basic Project and Technical Documentation in order to procure rigs P-74, P-75, P-76 and P-77 of the oil fields of the assignment for consideration. The project was conceived by balancing investments and operating expenses, with technical parameters and costs within the international metrics;

  • Increase of 5% in the production of fuel from Gabriel Passos Refinery (Regap), by using the new additive iso-zoom;

  • Start-up of the operation of the first industrial hydrodesulfurization unit of cracked naphtha using Petrobras’ technology in the Capuava Refinery, allowing the production of fuel with a sulfur content of up to 50 ppm, according to the specifications of the ANP for 2014;

  • Reduction of water consumption in the Regap by about 420 million liters per year, equivalent to the daily consumption by six thousand people, using the new water reuse technique in refining;

  • Implementation of advanced control in the unit of ammonia of the Fertilizer Plant in Bahia, which reduced natural gas consumption of the unit by 4.6% and will prevent the emission of 17,000 tons of CO2 annually;

  • Start-up of the energy recovery system in the Paulinia Refinery, specified by Petrobras. Its production, between and 13 MW, reduces by 90% the costs arising from the purchase of electricity of the refinery;

  • Implementation of SACIOT technology in the Planalto Paulista Refinery (Replan), which decreased by 5% the emission of particulate matter into the atmosphere from the refinery and costs less than conventional technology;

  • Development of a new technique for marine monitoring, which will meet the requirements of environmental agencies for the disposal of water produced offshore.

  Petrobras operates a research and development center dedicated to its activities, in Rio de Janeiro, Brazil, since 1966. In 2010, the company completed its expansion, doubling the capacity of its laboratories and projecting it as the largest complex of research in the southern hemisphere, whose laboratories are especially dedicated to the technologies of the pre-salt. On December 31st, 2012, this center had 1897 employees, from which 1734 were exclusively dedicated to the research, development and basic engineering.

  Petrobras also has several prototypes in semi-industrial scale in Brazil, located near its industrial facilities and aimed at developing new technologies at reduced costs. In 2012 the company conducted research and development through research projects with more than 100 universities and research centers in Brazil and abroad. The company participated in science and technology exchanges with other oil and gas service companies, technology companies and others operators.

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  ii. total amounts spent by issuer in research for the development of new products or services

R&D Expenses (R$ million)
2010	2011	2012
1,7	2,4	2,2

  iii. disclosed developing projects

  See item 10.10.c.i

  iv. total amounts spent by issuer on the development of new products or services

  See item 10.10.c.ii

  10.11 Comment on other factors that might have a significant influence on the operational performance and that were not identified or commented on in the other items of this section

  All relevant aspects on the result of the operational performance for the year were discussed herein.

  SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 27, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
  All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.